File N°82-4672

ACCOR ADR PROGRAM

List of information
furnished pursuant to Rule 12g3 - 2 (b) under the Securities and Exchange Act of 1934

Definitions

BALO : « Bulletin des Annonces Légales Obligatoires » - French Legal Publication for listed companies

« La semaine de l'Ile de France » : French Legal Publication published in the headquarter's region of the company

COB : « Commission des Opérations de Bourse » - French Stock Exchange Commission

Decree 67-236 or Decree of March 23, 1967

Financial Statements				
14/2/96	1995 Consolidated Revenues	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.1.
24/4/96	1995 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.2.
15/5/96	1996 First Quarter Consolidated Revenues	BALO	Decree 67-236 of March 23, 1967, article 297	I.3.
4/6/96	1995 Annual Report	filed, on April 25, 1996, under COB reference number R.96-088	Decree 67-236 of March 23, 1967, article 295	I.4.
9/8/96	1996 First Half Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.5.
7/10/96	1996 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.6.
15/11/96	1996 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.7.
19/2/97	1996 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.8.
23/4/97	1996 Results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.9.
12/5/97	1997 First Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.10.
4/6/97	1996 Annual Report	filed, on April 30, 1997, under COB reference number R.97-126	Decree 67-236 of March 23, 1967, article 295	I.11.
6/8/97	1997 First Half Consolidated Revenues	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.12.
7/10/97	1997 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 297-1	I.13.
12/11/97	1997 Third Quarter Consolidated Sales	BALO	Decree 67-236 of March 23, 1967, article 297	I.14.
12/2/98	1997 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.15.

Financial Statements				
7/4/98	1997 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.16.
15/5/98	1998 First quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.17.
9/6/98	1997 Annual Report	filed, on May 20, 1998, under COB reference number R.98-204	Decree 67-236 of March 23, 1967, article 295	I.18.
11/8/98	1998 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.19.
6/10/98	1998 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297-1	I.20.
11/2/99	1998 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 297	I.21.
30/3/99	1998 results	BALO Press release	Decree 67-236 of March 23, 1967, article 295	I.22.
6/5/99	1999 first quarter consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.23.
4/8/99	1999 first half consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.24.
29/9/99	1999 first half consolidated results	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.25.
8/11/99	1999 first nine months consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.26.
4/2/00	1999 consolidated sales	BALO Press release	Decree 67-236 of March 23, 1967, article 297	I.27.
9/2/00	1999 result forecasts upgraded	Press release	Decree 67-236 of March 23, 1967, article 297	I.28.
21/3/00	1999 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.29.
09/05/00	2000 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.30.
27/07/00	2000 first half consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.31.

Financial Statements				
27/09/00	2000 first half results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.32.
30/10/00	2000 First nine months consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.33.
31/01/01	2000 consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.34.
13/03/01	2000 Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.35
09/05/01	2001 first quarter consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.36
02/08/01	2001 Half Year consolidated sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.37
19/09/01	2001 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.38
06/11/01	Consolidated Sales for the First Nine Months of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.39
29/01/02	Consolidated Sales for the Full Year of 2001	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.40
06/03/02	2001 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.41
02/05/02	Consolidated Sales for the first three months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.42
30/07/02	Consolidated Sales for the Half Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.43
16/09/02	2002 Half Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.44
05/11/02	Consolidated Sales for the First Nine Months of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.45
05/02/03	Consolidated Sales for the Full Year of 2002	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.46
05/03/03	2002 Full Year Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.47

06/05/03	Consolidated Sales for the first three months of 2003	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.48
31/07/03	H1 2003 Consolidated Sales	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.49
10/09/03	2003 First Half Results	BALO Press Release	Decree 67-236 of March 23, 1967, article 295	I.50

Invitations to Shareholders' Meetings				
26/4/96	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1996	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.1.
22/11/96	Invitation to General Extraordinary Shareholders' Meeting of January 7, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.2.
25/4/97	Invitation to General Ordinary and Extraordinary Shareholders' Meeting of June 4, 1997	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.3.
12/5/98	Invitation to General Ordinary and Extraordinary Shareholders' Meetings of June 9, 1998	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.4.
10/5/99	Invitation to Ordinary General Meeting of Shareholders of May 27, 1999	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.5.
5/11/99	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.6.
15/05/00	Invitation to Extraordinary General Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.7.
30/04/01	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.8.
15/04/02	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.9.
15/05/03	Invitation to Combined Meeting of Shareholders	BALO Send to Shareholders	Decree 67-236 of March 23, 1967, article 130	II.10.

Changes in Share Capital			
4/6/96	Increase in share capital by FF 343,685,400 through the creation of 3,436,854 new shares with FF 100 per value each to be distributed to IBL shareholders for the payment of their transfers	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
22/7/96	Increase in share capital by FF 72,327,400 through the creation of 723,274 new shares with FF 100 per value each for the payment of the 1995 stock dividend	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287

31/12/96	Increase in share capital by FF 4,120,500 through the creation of 41,205 new shares with FF 100 per value each (bonds converted and stock options exercised)	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
4/6/97	Increase in share capital by FF 234,776,100 through the creation of 2,347,761 shares with FF 100 per value each to be distributed to Sphere International shareholders following the share exchange parity of the merger/acquisition by Accor	BALO La semaine de l'Ile de France	Decree 67-236 of March 23, 1967, article 287
15/12/99	Increase in share capital by € 8,271,045 through the issuance of 551,403 shares with € 15 par value each to be distributed to Participations SA and SEIH shareholders following the share exchange parity of the merger and transfer of the hotel assets	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287
15/12/99	Five-for-one split of the Accor share, from € 15 to € 3 ; total share capital of € 551,487,225 represented by 183,829,075 shares of € 3 par value	BALO Les Echos Press release	Decree 67-236 of March 23, 1967, article 287

Financial Operations				
26/4/96	Accor's Exchange Offer on IBL shares	Filed under COB reference number E.96-090 Press Release	COB Rule 91-02, article 15-1	IV.1.
23/5/96	Success of Accor's Exchange Offer on IBL shares	Press Release	COB Rule 91-02, article 15-1	IV.2.
25/4/97	Merger/Acquisition of Economy and Budget Hotel activities within Accor	Filed under COB reference number E.97-111 Press Release	COB Rule 91-02, article 15-1	IV.3.
4/12/97	Buy out offer for shares of AAPC	Press Release	COB Rule 90-02, article 4	IV.4.
13/2/98	Successful Offer for AAPC	Press Release	COB Rule 90-02, article 4	IV.5.
12/7/99	Red Roof Inns Inc. to be acquired by Accor	Press Release	COB Rule 98-07	IV.6.
13/8/99	Accor holds over 99% of shares of Red Roof Inns, Inc. upon the completion of the tender offer	Press Release	COB Rule 98-07	IV.7.
05/07/01	Issuing of a € 800,000,000 5.75% Notes due July 5, 2006	Offering Circular	Filed under Clearstream Luxembourg number 013144036 and Euroclear France number 48640	IV.8.
10/01/02	Takeover Bid for Compagnie Européenne de Casinos	Filed under COB reference n°02-013 dated January 8, 2002 Press Release	COB	IV.9.

Other			
June 96	Letter to Shareholders		V.1.
4/7/96	Sale of six Hotel Sofitel properties	Press Release	V.2.
7/10/96	Proposition of changes in Accor's legal structure and appointment of Jean-Marc Espalioux as Chairman of the Management Board	Press Release	V.3.
November 96	Letter to Shareholders		V.4.
7/1/97	Accor adopts new structure with Management Board and Supervisory Board ; Jean-Marc Espalioux is appointed Chairman of the Management Board	Press Release	V.5.
5/3/97	Accor sold successfully 11.5% of Compass share capital	Press Release	V.6.
4/6/97	Annual General Shareholders' Meeting	Press Release	V.7.
July 97	Letter to Shareholders		V.8.
1/9/97	Charterhouse and Accor to sell HRC	Press Release	V.9.
November 97	Letter to Shareholders		V.10.
17/2/98	Accor sells 5% interest in Compass	Press Release	V.11.
6/5/98	Accor sells Motel 6 properties worth USD 450 million	Press Release	V.12.
May 98	Letter to Shareholders		V.13.
9/6/98	Annual General Shareholders' Meetings	Press Release	V.14.
Nov. 98	Letter to Shareholders		V.15.
26/1/99	Accor to acquire Scandinavia's Good Morning Hotels chain	Press Release	V.16.
8/2/99	Acquisition of Frantour by Accor	Press Release	V.17.
2/3/99	Accor to issue bonds exchangeable into Compass shares	Press Release	V.18.
3/3/99	Increase of the amount of the bond issue to EUR 433 million	Press Release	V.19.
15/11/99	Letter to Shareholders		V.20.
26/11/99	Sale of 50% stake in Europcar International to Volkswagen - Establishment of strategic partnership between the two groups	Press Release	V.21.

Other			
15/05/00	Letter to Shareholders		V.22.
30/05/00	1999 Annual Report		V.23.
15/10/00	Letter to Shareholders		V.24.
15/04/01	Letter to Shareholders		V.25.
01/06/01	2000 annual report		V.26.
01/06/02	2001 annual report		V.27
21/05/03	2002 financial statements		V.28

File N 82-4672

ACCOR

Press Release

2003 Interim Results
EUR 180 Million in Profit Before Tax

Paris, September 10, 2003

			Change	
in EUR millions	H1 2002	H1 2003	Reported	Like-for-Like*
Revenues	**3,585**	**3,306**	**-7.8%**	**-0.4%**
Ebitdar	**933**	**817**	**-12.5%**	**-5.5%**
Ebitdar margin	26.0%	24.7%	-1.3 pts	-1.4 pts
Profit before tax	**303**	**180**	**-40.6%**	**-22.8%**
Net income (Group share)	**221**	**106**	**-52.0%**	**-**
Funds from operations	**465**	**379**	**-18.5%**	**-**

*At comparable scope of consolidation and exchange rates

First-half results

First-half 2003 was shaped by a combination of events unprecedented in the tourism industry and by a negative currency effect. In this environment, Accor reported an Ebitdar margin of 24.7%, compared with 26% in first-half 2002, thanks to its balanced business portfolio and efficient management of costs. On a like-for-like basis, profit before tax declined by 22.8%.

The Hotels business was particularly hard hit, reaching a low point in April, with the combined effects of the war in Iraq, the SARS epidemic, the decline in US and Asian tourists in Europe, and social unrest in France in May and June. Nonetheless, the Economy hotel segment in Europe again demonstrated its resilience.

The Services business was strongly affected by currency devaluations in Latin America and the impact of lower financial revenues in these countries. At constant scope of consolidation and exchange rates, Ebitdar from Services rose by 4.8%.

Current actions

Led by the dedication and responsiveness of its teams, Accor is pursuing its short and medium-term actions to:

- Increase market share through sales initiatives and an assertive expansion strategy in Europe, with the opening of nearly 180 hotels (20,000 rooms) in 2003 worldwide.
- Improve productivity through the new Hotels organization in Europe.
- Carefully select its capex commitments.

Outlook

In light of the first-half results and continuing weak business during the summer, except in the United States where a slight upturn has been observed, the Group has set a full-year profit before tax objective of approximately €500 million.
The current actions and Accor's still solid fundamentals effectively position the Group to benefit from the forthcoming economic rebound.

****

With 150,000 associates in 140 countries, **Accor** is the European leader and one of the world's largest groups in travel, tourism and corporate services, with two major international activities:

- **hotels**: nearly 4,000 hotels (450,000 rooms) in 90 countries, casinos, travel agencies, and restaurants;
- **services** to corporate clients and public institutions: 13 million people in 32 countries use a broad range of services (food vouchers, people care and services, incentive, loyalty programs, events) engineered and managed by Accor.

Contacts

Eliane Rouyer
Director
Investors relations
Tel: 00.33.1 (0) 45.38.86.26

Further information on Accor is available on Internet at ***accor.com***

File N 82-4672



FINANCIAL STATEMENTS
June 2003

ACCOR

CONSOLIDATED INCOME STATEMENT

In € million at 30 June 2003	Notes	2002	June 30, 2002	June 30, 2003
Revenues		7,071	3,548	3,278
Other operating revenues		68	37	28
CONSOLIDATED REVENUES	3	**7,139**	**3,585**	**3,306**
Operating expense		(5,203)	(2,652)	(2,489)
EBITDAR	4	**1,936**	**933**	**817**
Rental expense	5	(726)	(365)	(366)
EBITDA		1,210	568	451
Depreciation and operating provision expense	6	(455)	(243)	(228)
EBIT	7	755	325	223
Net interest expense	8	(66)	(26)	(33)
Income from companies accounted for by the equity method	9	14	4	(10)
PROFIT BEFORE TAX		**703**	**303**	**180**
Gains and losses on disposal of hotel properties	10	54	17	40
Gains and losses on disposal of other assets	11	(30)	5	6
Amortization of goodwill	14	(109)	(50)	(49)
Income tax	12	(234)	(111)	(55)
Exceptional items (net of tax and minority interests)	13	68	70	-
Minority interests	23	(22)	(13)	(16)
NET INCOME (GROUP SHARE)		**430**	**221**	**106**

Weighted average number of shares outstanding (in thousands)	22	197,573	197,365	197,730
BASIC EARNINGS PER SHARE (in €)		**2.18**	**1.12**	**0.54**
Fully diluted earnings per share (in €)	22	2.14	1.11	0.54

DIVIDEND PER SHARE (IN €)		**1.05**	**N/A**	**N/A**

CONSOLIDATED BALANCE SHEET

ASSETS In € million at 30 June 2003	Notes	June 30, 2002	2002	June 30, 2003
GOODWILL	14	**1,711**	**1,679**	**1,791**
INTANGIBLE FIXED ASSETS	15	**475**	**479**	**425**
PROPERTY, PLANT AND EQUIPMENT	16	**4,728**	**4,521**	**4,375**
Long-term loans	17	406	429	442
Investments in companies accounted for by the equity method	18	254	249	203
Other investments	19	430	487	379
TOTAL FINANCIAL ASSETS		**1,090**	**1,165**	**1,024**
TOTAL FIXED ASSETS	20	**8,004**	**7,844**	**7,615**
Inventories		88	90	169
Trade accounts receivable		1,320	1,139	1,257
Other receivables and accruals	21	993	957	1,037
Service voucher reserve funds	-	327	345	341
Receivables on asset disposals	28	138	20	106
Short-term loans	28	125	160	175
Marketable securities	28	473	541	469
Cash and cash equivalents	28	228	179	274
TOTAL CURRENT ASSETS		**3,692**	**3,431**	**3,828**
TOTAL ASSETS		**11,696**	**11,275**	**11,443**

CONSOLIDATED BALANCE SHEET

LIABILITIES AND SHAREHOLDERS' EQUITY In € million at 30 June 2003	Notes	June 30, 2002	2002	June 30, 2003
Share capital		592	593	593
Additional paid-in capital		1,892	1,903	1,903
Reserves (retained earnings)		1,100	1,102	1,267
Cumulative translation adjustment		(49)	(135)	(272)
Net income for the year		221	430	106
SHAREHOLDERS' EQUITY	22	**3,756**	**3,893**	**3,597**
Minority interests	23	98	91	106
TOTAL SHAREHOLDERS' EQUITY AND MINORITY INTERESTS		**3,854**	**3,984**	**3,703**
Provisions for contingencies and charges	24	561	528	578
Repackaged Perpetual Subordinated Floating Rate Notes (TSDI)	25 & 28	183	151	116
Convertible bonds (OCEANS)	26 & 28	570	570	570
Other long-term debt	28	2,686	2,493	2,799
Obligations under finance leases	28	178	158	143
TOTAL LONG-TERM DEBT	27	**3,617**	**3,372**	**3,628**
TOTAL NON-CURRENT LIABILITIES AND SHAREHOLDERS' EQUITY		**8,032**	**7,884**	**7,909**
Trade accounts payable		721	655	728
Other payables and accruals	21	1,236	1,101	1,083
Service vouchers in circulation		1,266	1,304	1,284
Short-term debt	27 & 28	369	234	337
Bank overdrafts	28	72	97	102
TOTAL CURRENT LIABILITIES		**3,664**	**3,391**	**3,534**
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY		**11,696**	**11,275**	**11,443**

CONSOLIDATED STATEMENT OF CASH FLOWS

In € million at 30 June 2003	Notes	June 30, 2002	2002	June 30, 2003
EBITDA		568	1,210	451
Net interest expense (including provision movements)		(26)	(66)	(33)
Income tax (including provision movements)		(83)	(196)	(48)
Elimination of provision movements included in net interest expense and income tax		3	9	7
Dividends received from companies accounted for by the equity method		3	4	2
FUNDS FROM OPERATIONS	29	**465**	**961**	**379**
Renovation and maintenance expenditure (1)	30	(159)	(316)	(139)
FREE CASH FLOW		**306**	**645**	**240**
Development expenditures and investments in technology (2)	31	(407)	(802)	(279)
Proceeds from disposals of assets (3)		392	660	198
Decrease / (increase) in working capital	(*)	(69)	(46)	(198)
Non-operating (gains) losses		(28)	(39)	(34)
NET CASH PROVIDED (USED) BY OPERATING AND INVESTING ACTIVITIES		**194**	**418**	**(73)**
Dividends paid (4)		(314)	(326)	(270)
Share issues (reduction in capital) (5)		-	12	-
Effect of exchange rate changes (6)	(*)	77	144	90
Impact of changes in the scope of consolidation on provisions and minority interests (7)		3	3	12
Reclassification of Compass shares as long term investments		(205)	(204)	-
DECREASE / (INCREASE) IN NET DEBT	28	**(245)**	**47**	**(241)**
Net debt at beginning of period		(2,849)	(2,849)	(2,802)
Net debt at end of period		(3,094)	(2,802)	(3,043)
DECREASE / (INCREASE) IN NET DEBT	28	**(245)**	**47**	**(241)**
NET CASH FROM OPERATING ACTIVITIES		**164**	**672**	**147**
NET CASH USED BY INVESTING ACTIVITIES (1)+(2)+(3)		**(175)**	**(458)**	**(220)**
NET CASH PROVIDED (USED) BY FINANCING ACTIVITIES (4)+(5)		**(314)**	**(314)**	**(270)**
OTHER CASH FLOWS (6)+(7)	(*)	**80**	**147**	**102**
DECREASE / (INCREASE) IN NET DEBT (see note 28)		**(245)**	**47**	**(241)**

(*) The June and December 2002 accounts of variation of working capital were decreased by monetary variations impacting the working capital.
These non-cash variations were reclassified as "Effect of exchange rate changes" for respectively €98 million and €119 million.

CHANGES IN CONSOLIDATED SHAREHOLDERS' EQUITY (BEFORE MINORITY INTERESTS)

In € million	Number of shares outstanding	Capital stock	Additional paid-in capital	Cumulative translation adjustment (1)	Retained earnings and net income	Consolidated shareholders' equity
At December 31, 2001	**197,364,684**	**592**	**1,892**	**255**	**1,400**	**4,139**
Issuance of shares :						
- On conversion of bonds						
- On exercise of stock options	51,000	-	-			
- Purchases of treasury stock						
- Mergers						
- Employee share issue	314,135	1	11			12
Gross dividends paid					(298)	(298)
Translation adjustments				(390)		(390)
Net income for the year					430	430
At December 31, 2002	**197,729,819**	**593**	**1,903**	**(135)**	**1,532**	**3,893**
Issuance of shares :						
- On conversion of bonds						
- On exercise of stock options						
- Purchases of treasury stock						
- Mergers						
- Employee share issue						
Gross dividends paid					(265)	(265)
Translation adjustments				(137)		(137)
Net income for the semester					106	106
At June 30, 2003	**197,729,819**	**593**	**1,903**	**(272)**	**1,373**	**3,597**

(1) Including a €14 million negative adjustment related to euro-zone countries at December 31, 2001
Including a €15 million negative adjustment related to euro-zone countries at December 31, 2002
Including a €14 million negative adjustment related to euro-zone countries at June 30, 2003

The €137 million negative translation adjustment for the first semester of 2003 primarily concerns the US dollar. The Euro's evolution against the dollar resulted in a negative translation adjustment to the value of the Group's North American assets, mainly Motel 6 and Red Roof Inns, in the amount of €-99 million for the first semester of 2003.

The US dollar / euro exchange rates used were:

- at December 2001 0.8813
- at December 2002 1.0487
- at June 2003 1.1427

KEY MANAGEMENT RATIOS

	Notes	June 30, 2002	2002	June 30, 2003
Gearing	a	80%	70%	82%
Adjusted Funds From Operations / adjusted net debt	b	16.1%	16.5%	15.2%
Interest Cover	c	5.3	5.6	5.4
Return on Capital Employed	d	10.8%	10.7%	9.9%
Economic Value Added ® (in € million)	e	268	278	231

Note (a) : Gearing corresponds to the ratio of net debt to shareholders' equity (including minority interests).

Note (b) : Based on the method used by the main rating agencies, the adjusted funds from operations / adjusted net debt ratio is calculated as follows :

- Funds from operations (see consolidated statement of cash flows) are adjusted by adding back two-thirds of rental expense.
- Net debt is adjusted to take into account business acquisitions and disposals, prorated on the basis of the impact on the income statement. For example, the proceeds from a disposal carried out on December 31 will be eliminated in full from the cash equivalents used to compute net debt. Adjusted net debt includes eight times annual rental expense in accordance with the methods recommended by the three leading rating agencies.

Note (c) : Interest cover corresponds to Ebitdar expressed as multiple of net interest expense plus one-third of rental expense.

Note (d) : Return on Capital Employed (ROCE) is defined below.

Note (e) : Economic Value Added (EVA) was calculated as follows for 2002, first half 2002 and first half 2003:

		June 30, 2002	2002	June 30, 2003
Cost of equity	(1)	9.03%	8.74%	9.17%
Cost of debt (after tax)		2.51%	2.62%	2.26%
Equity / debt weighting				
Equity		55.48%	58.13%	54.86%
Debt		44.52%	41.87%	45.14%
Weighted average cost of capital (WACC)	**(2)**	**6.13%**	**6.18%**	**6.05%**
ROCE after tax	**(3)**	**8.40%**	**8.56%**	**8.07%**
Capital employed (see ROCE below) (in € million)		**11,920**	**11,846**	**11,602**
Economic Value Added ® (in € million)	**(4)**	**268**	**278**	**231**

(1) The Beta used to calculate the cost of equity for 2002 and 2003 was 1.0.

(2) WACC is determined as follows :

$$\text{Cost of Equity} \times \frac{\text{Equity}}{(\text{Equity + debt})} + \text{Cost of Debt} \times \frac{\text{Debt}}{(\text{Equity + Debt})}.$$

(3) ROCE after tax is determined as follows :

$$\frac{\text{Adjusted EBITDA} - [(\text{Adjusted EBITDA} - \text{depreciation and operating provision expense}) \times \text{tax rate}]}{\text{Capital employed}}$$

For example, the data used at June 30, 2003 were as follows :

Adjusted EBITDA	:	€1,144m	(see ROCE below)
Depreciation and operating provision expense	:	€455m	
Normative tax rate	:	30.6%	
Capital employed	:	€11,602m	(see ROCE below)

(4) EVA is determined as follows :
(ROCE after tax – WACC) X Capital employed

The impact of a 0.1 increase or decrease in the Beta would have been €28 million in 2002 and €32 million in 2003.

RETURN ON CAPITAL EMPLOYED (ROCE)

Return on Capital Employed (ROCE) is a key management indicator used internally to measure the performance of the Group's various businesses.
It is also an indicator of the profitability of assets that are either non-consolidated or accounted for by the equity method.

It is calculated on the basis of aggregated amounts derived from the consolidated financial statements:

- Adjusted EBITDA: for each business, total of EBITDA, plus financial revenues (dividends and interest income) generated by unconsolidated assets, plus share in the net income of companies accounted for by the equity method ;

- capital employed: for each business, total value of fixed assets, based on cost, plus working capital.

ROCE corresponds to the ratio between Ebitda and average capital employed for the period. In June 2003, ROCE stood at 9.9% versus 10.7% the previous year.
Excluding hotels under construction (representing capital employed that does not currently generate any Ebitda), ROCE would have been 11.0% in December 2002 versus 10.1% in June 2003.

In € million		June 30, 2002 (12 months)	2002	June 30, 2003 (12 months)
Capital employed at year-end		12,020	11,601	11,601
Adjustments related to business acquisitions and disposals	(1)	18	203	9
Effect of exchange rate changes on capital employed	(2)	(118)	42	(8)
Capital employed		**11,920**	**11,846**	**11,602**
EBITDA		1,225	1,210	1,087
Interest income on external loans and dividends		38	40	56
Income from companies accounted for by the equity method		20	14	1
Other adjustments		-	-	-
Adjusted EBITDA		**1,283**	**1,264**	**1,144**
ROCE (Adjusted EBITDA / Capital employed)		**10.8%**	**10.7%**	**9.9%**

(1) For the purpose of calculating ROCE, capital employed in businesses acquired or disposed of during the year in prorated over the period of ownership. For example, the capital employed in a business acquired on December 31 that did not generate EBITDA during the year would not be included in the calculation.
(2) Capital employed is translated at the average exchange rate for the year, corresponding to the rate used to translate EBITDA.

Return on capital employed ((1)/(2) ratio) over a 12-month rolling period breaks down as follows:

Activities	June 30, 2002 (12 months)	2002	June 30, 2003 (12 months)
HOTELS	**10.3%**	**10.2%**	**9.3%**
Up and mid scale *	9.1%	9.2%	8.1%
Economy Hotels **	14.7%	14.8%	14.7%
Economy Hotels United States	9.3%	8.8%	7.8%
SERVICES	**26.8%**	**26.7%**	**25.1%**
Other businesses			
Travel Agencies	5.5%	9.0%	8.0%
Casinos	15.4%	14.5%	14.7%
Restaurants	10.3%	11.0%	10.0%
Onboard Train Services	9.6%	8.9%	9.0%
Other	1.1%	2.5%	2.0%
Total Group	**10.8%**	**10.7%**	**9.9%**

(*) 9.9% and 8.5% excluding hotels under construction in 2002 and June 30, 2003 respectively
(**) 15.5% and 15.3% excluding hotels under development in 2002 and June 30, 2003 respectively

NOTE 1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The consolidated financial statements of the Accor Group have been prepared in accordance with French generally accepted accounting principles, including the Group adopted standard CRC 99-02.
As of January 1, 2002, the Group adopted standard CRC 2000-06 concerning liabilities. This change in method had no impact on either opening shareholders' equity or net income for the period.

In view of the international scope of its businesses, where alternative accounting treatments are allowed under French rules, the Group has selected the accounting treatment that most closely reflects international accounting practices (capitalization of finance leases, full recognition in the balance sheet of employee benefit obligations).

The financial statements of consolidated companies, prepared in accordance with local accounting principles, have been restated to conform to Group principles prior to consolidation.

A. Consolidation methods

The companies over which the Group exercises exclusive control, directly or indirectly, are fully consolidated.

Companies controlled and operated jointly by Accor and a limited number of partners are proportionally consolidated.

Companies over which the Group exercises significant influence are accounted for by the equity method. Significant influence is considered as being exercised when the Group owns between 20% and 50% of the voting rights, directly or indirectly.

B. Goodwill

In the year following the acquisition of a consolidated company, fair value adjustments are made to the identifiable assets and liabilities acquired. In subsequent years, these fair value adjustments follow the same accounting treatment as the items to which they relate.
Goodwill, representing the difference between the cost of shares in consolidated companies and the Group's equity in the underlying net assets at the date of acquisition, after the fair value adjustments, is amortized over the estimated period of benefit, not to exceed 40 years. The amortization period is determined based on the nature of the acquired business and prevailing market conditions, as well as the operating assumptions applied and projections made at the time of acquisition.
In the case of an unfavourable change in these factors, the amortization period may be shortened or the unamortized goodwill may be written down.
The amortization periods applied are as follows :

- Hotels 40 years
- Onboard train services 40 years
- Services 40 years
- Travel agencies 40 years
- Restaurants 20 years
- Casinos 20 years

C. Foreign currency translation

The balance sheets of foreign subsidiaries are translated into euros at the closing period exchange rate, and their income statements are translated at the average rate of the year. The resulting differences are recorded as a separate component of shareholders' equity under "Cumulative translation adjustment".

In the case of subsidiaries operating in hyper-inflationary economies, non-monetary balance sheet items are translated at the historical exchange rate, while monetary items are translated at the closing period exchange rate. Income statement items related to non-monetary balance sheet items are also translated at the historical rate.
Other income statement items are translated at the average rate of the month in which the translation was recorded. Differences resulting from the application of this method are recorded in the income statement under "Net interest expense".

D. Fixed assets

D.1. Intangible fixed assets

Intangible fixed assets are stated at cost.

Start-up costs and organization expenses are amortized over a maximum period of five years.

Lease rights are usually amortized over the life of the lease.

As from January 1st, 2002 business rights, networks and brand names are included in goodwill and amortized by the straight-line method over maximum periods described in the above note B.
Intangible assets recognized in connection with business combinations are valued on the basis of estimates obtained from independent experts. These estimates are produced using relevant criteria for the business concerned, which are also applied in subsequent years to determine whether the related assets concerned have suffered any impairment.

- Identified brands are valued by applying a range of criteria, taking into account the level of brand recognition and the profits generated by the business conducted under the brand concerned.

- Market shares of services and onboard train services businesses representing investments made to strengthen the Group's market position are valued based on projections of future revenues and earnings.

- Brands and market shares are not amortized. They are assessed at regular intervals and whenever an event occurs which appears to indicate that their value may not be recoverable. If their fair value, as determined using the criteria applied at the time of acquisition, is lower than their net book value and the impairment in value is of a permanent nature, a provision is booked for the difference.

D.2. Property, plant and equipment

Property, plant and equipment are stated at cost, including capitalized interest. They are depreciated on a straight-line basis over the following useful lives:

• Formule 1 hotels / Motel 6 motels	40 years
• Other hotels	60 years
• Onboard train services rolling stock	20 years
• Other buildings	10 to 30 years
• Fixtures and fittings, furniture	5 to 10 years

D.3. Finance leases, sale and lease-back transactions

In accordance with the recommended French accounting method dealing with leases, assets acquired under finance leases are capitalized. The Group qualifies as finance leases any leases that transfer substantially all of the risks and rewards of ownership to the lessee. The related assets are capitalized and depreciated over their estimated useful lives, and an obligation in the same amount is recorded under liabilities.
The gain on assets sold under sale and lease-back agreements with all the characteristics of a finance lease is deferred and recognized in the income statement over the life of the lease, except in the case of a permanent impairment in value of the asset.
All other leases are treated as operating leases. Payments under these leases are recorded directly in the income statement. Future payments under operating leases are presented in note 5 below. Gains on assets sold under sale and lease-back agreements with all the characteristics of an operating lease, where the sale price and rent are based on market values determined the most frequently by an independent expert, are recognized directly in income.

D.4 Other capital assets.

Long-term financial portfolio investments and investments in non-consolidated companies are recorded at cost.

D.5. Long-lived assets

Long-lived assets are stated at cost. When cost exceeds the fair value of the asset, a provision for impairment in value is recorded. Fair value is based upon an assessment of the asset's usefulness in enabling the company to achieve its strategic goals.

More specifically, the fair value of hotels (building and business) is calculated according the discounted cash flow method, including a final value based on a multiple of Ebitda. Allowances for impairment in value are charged to the income statement under "Gains and losses on disposal of hotel properties" (See notes 1.P.5 and 10).

Moreover, the fair value of investments in non-consolidated companies is based on the Group's equity in the underlying revalued net assets and the earnings outlook of the company concerned. The faire value of long-term financial portfolio investments reflects the general outlook for the company concerned and therefore does not systematically correspond to market value in the case of listed shares.

Long-lived assets that are intended to be sold are written down to their probable realizable value. The fair value of hotels, the market value is determined according to a multiple of Ebitda over the business cycle.

E. Inventories

Inventories are stated at the lower of weighted average cost and probable realizable value. Moreover, they include assets held for resale.

F. *Service voucher reserve funds*

As a result of legal restrictions on the use of Ticket Restaurant operating funds in France, these funds are held in special escrow accounts.

G. Marketable securities

Market securities are stated at the lower of cost and market.

H. Deferred charges

Deferred charges include :

- Costs incurred prior to the opening of new hotels and restaurants, which are written off over three years in the case of hotels and over one year in the case of restaurants;
- Costs related to the acquisition of fixed assets, which are written off over a maximum of five years;
- Bond issuance costs, which are written off over the life of the issue;
- Costs related to the development of data processing systems, which are written off over the useful life of the systems.

Deferred charges are included in "other receivables and accruals"

I. Prepaid expenses

Prepaid expenses correspond to expenses paid during a given period but related to the following periods. They also include the rental expenses which are charged to the income statement on a straight-line basis over the life of the lease (see note 5)
Prepaid expenses are included in "other receivables and accruals".

J. Payroll costs

Payroll costs include all sums paid by the Company to its salaried employees, including employee profit-sharing.

K. Provisions for pension and retirement benefits

Until December 31, 1999, the Group made partial provisions for retirement commitments in accordance with the accounting regulations applicable in the countries in which it operates. Effective from January 1, 2000, full provision

is made for these commitments, in accordance with the recommended method contained in standard CRC 99-02 issued by the Comité de la Réglementation Comptable..
The cumulative effect of this change in accounting method was charged in full to opening shareholders' equity at January 1, 2000.
Obligations under defined benefit plans are calculated in accordance with IAS 19. The amount of the obligation is estimated by the projected unit credit method, based on actuarial assumptions concerning future salary levels, retirement age, mortality and staff turnover rates and discount rates. The assumptions applied take into account macro-economic conditions in the countries where the Group operates and other specific circumstances.
The projected benefit obligation at January 1, 2000 was determined by taking into account the fair value of plan assets. Unamortized actuarial gains and losses at that date were not charged to opening shareholders' equity. The cumulative effect of the change in accounting method charged to opening shareholders' equity at January 1, 2000 represented the difference between the projected benefit obligation at January 1, 2000 and the provisions carried in the accounts at that date, net of deferred taxes.

Actuarial gains and losses arising from changes in actuarial assumptions made since January 1, 2000 are recorded directly in the income statement.

L. Foreign currency conversion

Transactions carried out by Group companies in currencies other than their local currency are converted at the exchange rate ruling on the transaction date.

Foreign currency receivables and payables other than those for which the exchange rate has been fixed by means of a hedging contract are converted into euros at the closing period exchange rate and the resulting unrealised exchange gain or loss is recorded in the income statement under "Net interest expense".

M. Deferred taxes

Deferred taxes are recognized by the liability method for all temporary differences between the book value of assets and liabilities and their tax basis. Under the liability method, deferred taxes recognized in prior years are adjusted at the year-end based on the latest known tax rate. The effects of the change in tax rate are stated in the Profit and Loss account of the periods that are concerned by the tax rate variation.

Deferred tax assets on ordinary and evergreen tax loss carryforwards are recognized only if they are almost certain of being recovered in the foreseeable future. Deferred tax liabilities are included in "Provisions for contingencies and charges".

N.1 Stock options

Certain subsidiaries, mainly in the United States and in France, have set up employee stock option plans. As these subsidiaries are not listed, the Group is committed to buying back the shares issued on exercise of the options, at a price based on their fair values (generally corresponding to a multiple of EBITDA less net debt).

At each year-end, the Group estimates the impact of the exercise of stock options on its equity in the net assets of the subsidiary concerned. The potential dilutive effect is provided for. The provision is charged to the income statement under "Gains and losses on disposals of other assets".

Stock options granted by the parent company do not affect consolidated net income. When the stock options are exercised, the Group records the shares issued as a capital increase according to the payments received from the employees concerned.

N.2 Self-detained Accor shares

Accor SA shares held by the parent company and/or Group companies are recorded as marketable securities, when the shares were specifically acquired for allocation to employees or to stabilize the share price. In all other case, they are deducted from consolidated shareholders' equity.

Accor SA shares held as marketable securities are recorded at the lower of cost and market. Provisions for impairment and any gain or loss on the sale of these shares are posted to the income statement.

In all other cases, the gain or loss on the sale of treasury stock and the related tax effect is directly recorded in consolidated shareholders' equity, without impacting net income for the year. These shares are not written down.

O. Financial instruments

Financial instruments used to manage interest rate and currency risks are recorded as off-balance sheet commitments.

Gains and losses on financial instruments acquired as hedges are accounted for on a symmetrical basis with the loss or gain on the hedged asset or liability.

P. Income statement and statement of cash flows

The consolidated income statement and statement of cash flows are presented on the same basis as the management reporting schedules used to manage the business.

P.1. Revenues

Revenues correspond to the value of products and services sold in the normal course of business by fully and proportionally consolidated companies. These revenues include:

- Services: fees received from client companies and participating restaurants, royalties for the use of trademarks and technical assistance fees.
- Travel agencies: ticket sale, car rental and hotel booking commissions, service fees and margins on vacation package sales without risk.
- Onboard train services: sleeping compartment and food services billed to railway operators and subsidies received.
- Casinos: gross receipts from gaming activities (slot machines and traditional casino games).

P.2. Other operating revenues

Other operating revenues include interest income on service voucher reserve funds.

These revenues plus the revenues defined above together represent the headline consolidated revenue figure used in Group communications.

P.3. EBITDAR

Earnings before interest, tax, depreciation, amortization and rental expense (EBITDAR) correspond to revenues less operating expenses. EBITDAR is used as a key management ratio.

P.4. Profit before tax

Profit before tax corresponds to earnings after net interest expense and income from companies accounted for by the equity method. It therefore represents an indicator of Group performance after taking into account financing costs.

P.5. Gains and losses on disposals of hotel properties

This item includes not only gains and losses on disposals of hotel properties, but also movements in provisions for impairment in value on properties that are not intended to be sold. The disposals represent routine hotel portfolio management transactions, and are not directly related to the management of continuing operations.

P.6. – Gains and losses on disposals of other assets

This item corresponds to gain and losses on disposals of fixed assets other than hotels and movements in provisions for impairment in the value of these assets, as well as other non-operating gains and losses.

The transactions concerned are not directly related to the management of continuing operations.

P.7. Exceptional items (net of taxes and of minority interests)

Exceptional items correspond to income and expense that are exceptional in terms of their amount and frequency and which do not relate to the Group's continuing operations. They primarily concern significant changes in the portfolio.

P.8. Consolidated statement of cash flows

The consolidated statement of cash flows is presented on the same basis as the management reporting schedules used internally to manage the business. It shows cash flows from operating and investing activities on the one hand and cash flows from financing activities on the other.

Cash flows from operating and investing activities include :

- Funds from operations after changes in deferred taxes and capital gains or losses on disposals of assets.
- Renovation and maintenance expenditure to keep existing operating assets in a good state of repair.
- Development expenditures, including the fixed assets of newly-consolidated subsidiaries and additions to fixed assets of existing subsidiaries.
- Proceeds from the disposal of assets.
- The net change in working capital.

Q. Earnings per share

The accounting rules and methods used to calculate basic and diluted earnings per share comply with IAS 33 recommendation 27 of the Ordre des Experts Comptables Français.

NOTE 2. CHANGES IN THE SCOPE OF CONSOLIDATION

A. Disposals

A.1. Disposals and lease-back of hotel buildings

In 2002, the Group disposed of:

- 2 Up and mid scale hotels in Eastern Europe (in Budapest and Warsaw), for total proceeds of €47 million.
- 21 Economy properties (Ibis, Etap and Formule 1) in France, Poland and the Netherlands, for total proceeds of €146 million .
- 7 Up and mid scale hotels (6 Novotel and 1 Mercure) for total proceeds of €75 million.
- 2 Suite Hotel Properties in France for total proceeds of €23 million.

During the first semester of 2003, the Group disposed of:

- 2 Up and mid scale hotels in France, for total proceeds of €9 million.
- 5 in Hungary for total proceeds of € 88 millions.
- 1 Economy property in United-Kingdom, for total proceeds of € 8 millions.

A.2. Disposals of hotels

Accor also sold the buildings and business rights of hotels for a total amount of €94 million in 2001, €121 million in 2002 and €13 million during the first semester of 2003.

In 2002, the disposals concerned:

- 2 Up and mid scale hotels in London, for total proceeds of €83 million.
- 1 Economy property in Montreal for total proceeds of €5 million.

During the first semester of 2003, the disposals concerned:

- 1 Up and mid scale hotel in Portugal, for total proceeds of €3 million.
- 1 Economy property in France, for total proceeds of € 3 million.
- 1 Economy property in the United States, for total proceeds of € 3 million.

A.3. Accor-Colony Capital Partnership in Accor Casinos

Accor and the American investment fund Colony Capital signed an agreement aimed at Europe's leading group of casinos. As a consequence of this partnership, Colony Capital acquired 50% of Accor Casinos, (6% in 2001 and 44% in 2002). Accor continues to manage the company.

The deal was based on an enterprise value of €450 million and generated an after-tax consolidated capital gain of €68 million (see Note 13).

Accor has granted a €80 million loan to Colony Capital (see note 17).

B. Investment program

B.1 Acquisition of 20% of Orbis in August 2000, 5% in 2001, 2.17% in 2002 and 2.17% in 2003

In August 2000, as part of the Polish State's privatisation program, Accor acquired a 20% interest in the capital of the Polish hotel and tourism group Orbis, for a total investment of €81 million.

Orbis, which also operates travel agencies and casinos, is Poland's leading hotel operator, with 55 properties (10,439 rooms) located in the country's 25 largest cities. The hotels have been renovated and were re-opened under Accor trade names since 2001.

In 2001, an additional 5% stake in Orbis was acquired for €12 million, raising the Group's interest to 25%.

In 2002, an additional 2.17% stake in Orbis was acquired for €4.7 million from minority shareholders, raising the Group's interest to 27.17%.

During the first semester of 2003, an additional 2.17% stake in Orbis was acquired for €4.4 million from minority shareholders, raising the Group's interest to 29.34%.

B.2 Acquisition of 70% of Go Voyages

Accor acquired an initial 38.5% of Go Voyages in 2000 for a total price of €11.9 million.
In 2002, another 21.5% of the company was acquired for €12.3 million, raising the Group's interest to 60%.
During the first semester of 2003, Accor increased its participation in Go Voyages by 10%, for an mount of €7.2 million, raising Group's interest to 70%.

Following implementation of innovative IT tools, Go Voyages is one of the most active and most efficient players in the travel and tourism market, especially on the Internet.

B.3 Acquisition of 40.19% of the capital of Dorint AG.

During the second half of 2002, agreements were signed with German hotel management group Dorint AG and its major shareholder, Dr. Herbert Ebertz. Under these agreements, and following approval by European Union competition authorities in late December, Accor acquired 30% of Dorint AG's capital for €49.7 million. Accor may also purchase an additional 25% of the company at any time between 2008 and 2010 by exercising a call option granted by Dr. Ebertz. Lastly, Accor granted Dr. Herbert Ebertz a €30 million loan and gave Dorint AG a €25 million bank guarantee, pari passu with Dr. Herbert Ebertz. Nowadays, Dorint AG owns 88 hotels totalling 15,400 rooms.

In addition, the Management Board and Supervisory Board of Dorint AG have approved the creation a strategic partnership with Accor, based on franchise and marketing agreements. All Dorint hotels will be co-branded as Dorint-Sofitel, Dorint-Novotel and Dorint-Mercure properties. The Dorint sales and marketing teams have been integrated into the Accor network since February 1, 2003.

Since February 1st, 2003, Accor accounted the Dorint Group for by the equity method to the extent of its portion of capital held on the period, namely 30.29%. The portion of income of the five months of activity of Dorint amounted to €(4.3) million.

As of June 30, 2003, within the context of a capital increase subscribed by Accor and Dr Herbert Ebertz, Accor acquired further 10.19% for total proceeds of €13.2 million, raising Group's interest to 40.19%.

B.4 Other investments (external and organic growth)

During the first semester of 2003, the Group opened or acquired 77 hotels (9 575 rooms) and closed 44 hotels (3 915 rooms).

B.4.a Hotel portfolio by brand and type of management

At June 30, 2003, the hotel portfolio broke down by brand and type of management as follows:

In number of hotels	Ownership	Rental	Management	Franchise	Total
Sofitel	30	42	77	10	**159**
Novotel	68	154	96	41	**359**
Mercure	60	197	199	230	**686**
Ibis	134	251	55	195	**635**
Etap Hotel	77	91	8	101	**277**
Formule 1	219	135	1	15	**370**
Red Roof	100	156	-	94	**350**
Motel 6 / Studio 6	235	489	1	142	**867**
Others	6	14	47	92	**159**
Total	**929**	**1,529**	**484**	**920**	**3,862**
Total in %	*24.1%*	*39.6%*	*12.5%*	*23.8%*	*100.0%*

At June 30, 2003, the number of rooms broke down by brand and type of management as follows:

In number of rooms	Ownership	Rental	Management	Franchise	Total
Sofitel	5,168	9,566	15,564	2,247	**32,545**
Novotel	9,993	23,673	20,243	6,864	**60,773**
Mercure	6,909	26,583	24,520	21,693	**79,705**
Ibis	14,138	31,570	7,579	13,915	**67,202**
Etap Hotel	5,785	7,663	699	7,587	**21,734**
Formule 1	15,891	10,556	103	1,004	**27,554**
Red Roof	12,004	17,770	-	8,421	**38,195**
Motel 6 / Studio 6	25,805	55,577	59	9,793	**91,234**
Others	927	2,027	8,454	16,117	**27,525**
Total	**96,620**	**184,985**	**77,221**	**87,641**	**446,467**
Total in %	*21.6%*	*41.4%*	*17.4%*	*19.6%*	*100.0%*

B.4.b Hotel portfolio by region and type of management

At June 30, 2003, breakdown of the hotel portfolio by region and type of management :

In number of hotels	Ownership	Rental	Management	Franchise	Total
France	397	355	88	444	**1,284**
Europe excluding France	136	432	53	213	**834**
North America	340	652	6	236	**1,234**
Latin America & Caribbean	23	17	95	11	**146**
Other Countries	33	73	242	16	**364**
Total	**929**	**1,529**	**484**	**920**	**3,862**
Total in %	*24.1%*	*39.6%*	*12.5%*	*23.8%*	*100.0%*

At June 30, 2003, number of rooms broke down by region and type of management as follows:

In number of rooms	Ownership	Rental	Management	Franchise	Total
France	33,795	41,557	8,393	32,945	**116,690**
Europe excluding France	15,744	55,379	7,996	32,526	**111,645**
North America	39,526	75,679	1,387	18,214	**134,806**
Latin America & Caribbean	3,497	2,909	12,676	1,249	**20,331**
Other Countries	4,058	9,461	46,769	2,707	**62,995**
Total	**96,620**	**184,985**	**77,221**	**87,641**	**446,467**
Total in %	*21.6%*	*41.4%*	*17.4%*	*19.6%*	*100.0%*

B.4.c Hotel portfolio by region and brand

At June 30, 2003, the hotel portfolio broke down by region and brand as follows:

In number of hotels	France	Europe (excl. France)	North America	Latin America & Caribbean	Other countries	Total
Sofitel	38	31	11	18	61	**159**
Novotel	119	129	6	20	85	**359**
Mercure	287	227	-	79	93	**686**
Ibis	336	238	-	26	35	**635**
Etap Hotel	203	73	-	-	1	**277**
Formule 1	285	44	-	1	40	**370**
Red Roof	-	-	350	-	-	**350**
Motel 6 / Studio 6	-	-	867	-	-	**867**
Others	16	92	-	2	49	**159**
Total	**1,284**	**834**	**1,234**	**146**	**364**	**3,862**
Total en %	*33.2%*	*21.6%*	*32.0%*	*3.8%*	*9.4%*	*100.0%*

At June 30, 2003, the number of rooms broke down by region and brand as follows:

In number of rooms	France	Europe (excl. France)	North America	Latin America & Caribbean	Other countries	Total
Sofitel	6,730	5,761	3,542	2,687	13,825	**32,545**
Novotel	15,094	22,243	1,835	3,369	18,232	**60,773**
Mercure	26,574	29,864	-	9,751	13,516	**79,705**
Ibis	29,627	28,613	-	3,762	5,200	**67,202**
Etap Hotel	15,509	6,106	-	-	119	**21,734**
Formule 1	21,111	3,179	-	300	2,964	**27,554**
Red Roof	-	-	38,195	-	-	**38,195**
Motel 6 / Studio 6	-	-	91,234	-	-	**91,234**
Others	2,045	15,879	-	462	9,139	**27,525**
Total	**116,690**	**111,645**	**134,806**	**20,331**	**62,995**	**446,467**
Total en %	*26.1%*	*25.0%*	*30.2%*	*4.6%*	*14.1%*	*100.0%*

B.4.d Hotel portfolio expected development

In number of rooms, the expected organic growth for the coming periods is :

In number of rooms	Ownership	Rental	Management	Franchise	Total
2nd semester 2003	910	2,487	2,637	2,786	**8,820**
2004	4,020	4,474	3,770	2,660	**14,924**
2005	2,676	5,222	995	160	**9,053**
2006	771	946	-	-	**1,717**
Total	**8,377**	**13,129**	**7,402**	**5,606**	**34,514**

NOTE 3. BREAKDOWN OF CONSOLIDATED REVENUES BY REGION AND BY BUSINESS

In € million	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide structures (1)	June 30, 2003	June 30, 2002 (*)	Dec. 31, 2002 (*)
HOTELS	**797**	**722**	**571**	**55**	**168**	**41**	**2,354**	**2,479**	**5,033**
Up and mid scale	511	481	83	48	160	41	**1,324**	**1,327**	**2,720**
Economy Hotels	286	241		7	8	-	**542**	**530**	**1,100**
Economy Hotels United States	-	-	487	-	-	-	**487**	**622**	**1,213**
SERVICES	**46**	**90**	**6**	**82**	**7**	**1**	**231**	**254**	**482**
Other businesses									
Travel Agencies	31	85	55	10	7	5	**193**	**237**	**453**
Casinos	92	-	-	-	2	-	**94**	**148**	**242**
Restaurants	40	119	-	41	4	-	**205**	**233**	**424**
Onboard Train Services	77	56	-	-	-	1	**134**	**138**	**284**
Holding and other	55	32	-	5	-	3	**96**	**96**	**221**
Total June 30, 2003	**1,139**	**1,104**	**632**	**194**	**187**	**51**	**3,306**		
Total June 30, 2002 (*)	**1,187**	**1,098**	**793**	**273**	**183**	**51**		**3,585**	
Total Dec 31, 2002 (*)	**2,405**	**2,238**	**1,550**	**458**	**383**	**105**			**7,139**

(1) Operating revenues of units of which the revenues (corresponding to royalties) are not generated in a single region are included under Worldwide Structures.
(*) Pro forma, 2002 revenues have been restated to be comparable with the revenues published in 2003. Reclassifications concern mainly reallocation between geographical areas.

Consolidated revenues totalled €3,306 million on June 30, 2003 versus €3,585 million on June 30, 2002 representing a decline of €279 million (-7.8%). The reported year-on-year decrease breaks down as follows:

✓ Like-for-like	-0.4%
✓ Business expansion	+3.9%
✓ Currency effect	-7.6%
✓ Disposals	-3.7%
Decrease in revenues in 1st half of 2003	**-7.8%**

Breakdown of consolidated revenues by business:

	Reported %	Like-for-like In € million	Like-for-like %
HOTELS	**-5.0%**	**-42**	**-1.7%**
- Up and mid scale	-0.2%	-23	-1.7%
- Economy Hotels	+2.4%	+6	+1.1%
- Economy Hotels United States	-21.6%	-25	-4.0%
SERVICES	**-9.2%**	**+23**	**+8.9%**
Other businesses	**-15.3%**	**+4**	**+0.5%**
- Travel Agencies	-18.7%	-20	-8.2%
- Casinos	-36.4%	+2	+1.4%
- Restaurants	-12.2%	+19	+8.4%
- Onboard Train Services	-2.4%	-2	-1.9%
- Holding companies and Others	-0.4%	+5	+5.4%
Total Group	**-7.8%**	**-15**	**-0.4%**

Breakdown of consolidated revenues by region:

	Reported	Like-for-like	
	%	In € million	%
- France	-4.1%	+7	+0.6%
- Europe (excluding France)	+0.5%	-19	-1.8%
- North America	-20.3%	-36	-4.5%
- Latin America & Caribbean	-29.0%	+34	+12.4%
- Other Countries	+2.2%	-4	-2.1%
- Worldwide Structures	+0.4%	+3	+5.4%
Total Group	**-7.8%**	**-15**	**-0.4%**

NOTE 4. BREAKDOWN OF EBITDAR BY REGION AND BUSINESS

In € million	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures (1)	June 30, 2003	June 30, 2002	Dec. 31, 2002
HOTELS	**214**	**217**	**180**	**6**	**35**	**7**	**659**	**745**	**1,583**
Up and mid scale	133	129	11	4	32	(4)	**305**	**330**	**719**
Economy Hotels	81	88	-	2	3	11	**185**	**184**	**400**
Economy Hotels United States	-	-	169	-	-	-	**169**	**231**	**464**
SERVICES	**13**	**47**		**32**		**(4)**	**88**	**105**	**202**
Other businesses									
Travel Agencies	1	11	9	(1)	1	4	**25**	**33**	**59**
Casinos	13	-	-	-	1	-	**14**	**24**	**41**
Restaurants	3	10	-	1	-	-	**14**	**15**	**31**
Onboard Train Services	3	3	-	-	-	-	**6**	**4**	**15**
Holding and Other	(5)	15	-	(1)	-	2	**11**	**7**	**5**
Total June 30, 2003	**242**	**303**	**189**	**37**	**37**	**9**	**817**		
Total June 30, 2002	**258**	**318**	**256**	**57**	**41**	**3**		**933**	
Total Dec 31, 2002	**567**	**648**	**511**	**96**	**90**	**24**			**1,936**

(1) EBITDAR of units of which the revenues (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

On June 30, 2003, EBITDAR amounted €817 million, compared with €933 million on June 30, 2002. The year-on-year decline of €116 million or 12.5% breaks down as follows:

• Like-for-like	-51	-5.5%
• Business expansion	+26	+2.8%
• Currency effect	-76	-8.2%
• Disposals	-15	-1.6%
Decrease in EBITDAR in the 1st half of 2003	**-116**	**-12.5%**

Breakdown of EBITDAR by business:

In € million	Reported	Like-for-like
HOTELS	**-86**	**-53**
- Up and mid scale	-25	-30
- Economy Hotels	+1	+1
- Economy Hotels United States	-62	-24
SERVICES	**-17**	**+5**
Other businesses	**-13**	**-3**
- Travel Agencies	-8	-6
- Casinos	-10	-1
- Restaurants	-1	-
- Onboard Train Services	+2	+1
- Holding companies and Others	+4	+3
Total Group	**-116**	**-51**

Breakdown of EBITDAR by region:

In € million	Reported	Like-for-like
- France	-16	-5
- Europe (excluding France)	-15	-21
- North America	-67	-26
- Latin America	-20	+1
- Other countries	-4	-8
- Worldwide Structures	+6	+8
Total Group	**-116**	**-51**

NOTE 5. RENTAL EXPENSE

Rental expense amounted to €366 million on June 30, 2003 versus €365 million on June 30, 2002.

In accordance with international accounting standards (see Note 1.D.3), rental expenses correspond exclusively to operating leases. Finance leases are capitalized and the obligation corresponding to future lease payments is recorded under liabilities in the amount of €162 million at June 30, 2003 (see note 27).
Rental expenses are charged to the income statement on a straight-line basis over the life of the lease, even if payments are not made on that basis. The annual charge is indexed to an appropriate benchmark, such as the French INSEE new construction index, in order to recognize a constant expense stream on an economic basis. Most leases have been signed for periods exceeding the traditional nine-year term of commercial leases in France, primarily to protect Accor against the absence of commercial property rights in certain countries.

None of these leases include any clauses requiring advance payment of rentals in the event of a downgrading of Accor's credit rating or for other reasons, or any cross-default clauses or covenants.

Undiscounted rental expenses were as follows:

In € million	2002	2003
Up and mid scale hotels	(357)	(375)
Economy Hotels	(131)	(150)
Economy Hotels United States	(189)	(166)
Other	(49)	(41)
Total	**(726)**	**(732)**

Future minimum **undiscounted rentals** payable as from January 2004 break down as follows by maturity :

Years	In € million
2004	(738)
2005	(739)
2006	(741)
2007	(745)
2008	(734)
2009	(722)
2010	(711)
2011	(702)
2012	(694)
2013	(687)
2014	(681)

Years	In € million
2015	(675)
2016	(671)
2017	(668)
2018	(666)
2019	(549)
2020	(458)
2021	(386)
2022	(328)
2023	(281)
> 2023	(1,116)
Total	**(13,692)**

NOTE 6. DETAIL OF DEPRECIATION AMORTIZATION AND PROVISIONS

In € million	2002	June 30, 2002	June 30, 2003
Depreciation and amortization	(449)	(227)	(218)
Provisions	(6)	(16)	(10)
Total	**(455)**	**(243)**	**(228)**

NOTE 7. BREAKDOWN OF EBIT BY REGION AND BY BUSINESS

In € million	France	Europe (excl France)	North America	Latin America & Carabbean	Other Countries	Worldwide Structures (1)	June 30, 2003	June 30, 2002	Dec. 31, 2002
HOTELS	77	29	22	(1)	1	0	128	213	518
Up and mid scale	42	9	(14)	(2)	-	(12)	23	62	172
Economy Hotels	35	20	-	1	1	12	69	78	184
Economy Hotels United States	-	-	36	-	-	-	36	73	162
SERVICES	11	43	-	28	(1)	(6)	75	90	177
Other businesses									
Travel Agencies	(1)	5	1	(1)	-	4	8	11	20
Casinos	8	-	-	-	1	-	9	17	30
Restaurants	1	7	-	-	-	-	8	8	15
Onboard Train Services	(1)	2	-	-	-	-	1	1	7
Holding companies and other	(5)	1	-	(3)	-	1	(6)	(15)	(12)
Total June 30, 2003	90	87	23	23	1	(1)	223		
Total June 30, 2002	106	119	63	40	4	(7)		325	
Total Dec 31, 2002	262	261	139	66	17	10			755

(1) EBIT of units of which the costs and income (corresponding to royalties) are not generated in a single region is included under Worldwide Structures.

On June 30, 2003, consolidated EBIT amounted to €223 million, compared with €325 million on June 30, 2002. The decline of €102 million or 31.3% breaks down as follows:

• Like-for-like	-57
• Business expansion	-5
• Currency effect	-25
• Disposals	-15
Decrease in EBIT in the 1st half of 2003	**-102**

Breakdown of EBIT by business :

In € million	Reported	Like-for-like
HOTELS	**-85**	**-63**
- Up and mid scale	-39	-32
- Economy Hotels	-9	-2
- Economy Hotels United States	-37	-29
SERVICES	**-15**	**+6**
Other Businesses	**-2**	**0**
- Travel Agencies	-3	-3
- Casinos	-8	-2
- Restaurants	-	-
- Onboard Train Services	-	+1
- Holding and Others	+9	+4
Total Group	**-102**	**-57**

Breakdown of EBIT by region:

In € million	Reported	Like-for-like
- France	-16	-5
- Europe (excluding France)	-32	-21
- North America	-40	-32
- Latin America	-17	-
- Other Countries	-3	-6
- Worldwide Structures	+6	+7
Total Group	**-102**	**-57**

NOTE 8. NET INTEREST EXPENSE

In € million	2002	June 30, 2002	June 30, 2003
Interest income (expense)	(106)	(60)	(36)
Other financial income and expense	40	34	3
Net interest expense	**(66)**	**(26)**	**(33)**

Other financial income and expense breaks down as follows :

In € million	2002	June 30, 2002	June 30, 2003
- Dividends from non-consolidated companies and on marketable securities	9	8	13
- Exchange gains and losses (*)	44	29	(2)
- Other movements in financial provisions (**)	(13)	(3)	(8)
Total other financial income and expense	**40**	**34**	**3**

(*) In 2002, the exchange gain was mainly due to capital transactions in the United States (€27 million). The other gains originated from Latin America.
(**) The 2003 figure takes into account a €-6.3 million provision for redemption premium on the OCEANE bond.

NOTE 9. INCOME FROM COMPANIES ACCOUNTED FOR BY THE EQUITY PROPERTIES

This item breaks down as follows:

In € million	2002	June 30, 2002	June 30, 2003
Orbis (Poland) (see note 2.B.1)	5	2	3
ABC Hotels (hotels Demeure / Libertel)	(2)	(1)	(2)
Société Hôtelière des Casinos de Deauville	8	1	0
Fonds d'investissement Tunisie & Maroc (STI & RISMA)	(4)	(3)	(3)
Dorint (Germany) (see note 2.B.3)	-	-	(4)
Other	7	5	(4)
Pre-tax income from companies accounted for by the equity method	**14**	**4**	**(10)**

NOTE 10. GAINS AND LOSSES ON DISPOSALS OF HOTEL PORTFOLIO

In € million	2002	June 30, 2002	June 30, 2003
Gains and losses on disposals of hotel properties	84	20	44
Movement in provisions for impairment in value (note 1.D.5)	(30)	(3)	(4)
Total	**54**	**17**	**40**

As of December 31, 2002, total includes:

- ✓ Net gains on disposals of hotel buildings, mainly in Eastern Europe (€28 million), France (€29 million) and the Netherlands (€29 million);
- ✓ €30 million in charges to provisions for impairment in value of hotels mainly in the United States, the French West Indies and Jordan.

As of June 30, 2003, total includes:

- ✓ Net gains on disposals of five hotels in Hungary for a total amount of €41 million;
- ✓ €4 million in charges to provisions on assets which uselfulness or market value (in case of probable asset disposal) has been estimated lower than the net book value. The main asset depreciated is located in the United States.

NOTE 11. GAINS AND LOSSES ON DISPOSALS OF OTHER ASSETS

In € million	2002	June 30, 2002	June 30, 2003
Gains and losses on disposals of other assets	(3)	16	53
Provisions	12	16	(13)
Other non-operating gains and losses	(39)	(27)	(34)
Total	**(30)**	**5**	**6**

As of December 31, 2002, the loss on disposals of other assets mainly consists in a gain on the disposal of three tour operators in Europe (€12 million), along with an €-18 million provision on Granada shares.

Net provision movements of €12 million include €29 million in reversals of provisions for litigation and other contingencies, offset by the recognition of non-operating losses in the same amount, and net additions to provisions for litigation and other contingencies of €-17 million.

As of December 31,2002, non-operating losses of €-39 million principally include the €-29 million European tour operators referred to above and a €-6 million loss arising from the discontinuation of "Cesta Ticket" in Brazil.

As of June 30, 2003, a gain on disposal of Accor shares amounting €50 million explains the "Gains and losses in disposals of other assets" account.

Net provision movements of €-13 million are mainly due to a restructuring provision of €-9 million on the Tour Operator activity, and a provision for liability in Italy for €-6 million.

Non-operating losses of €-34 million principally include the €-8 million loss on restructuring costs.

NOTE 12. INCOME TAX

Note 12.1 - Income tax expense for the year (excluding exceptional items)

In € million	2002	June 30, 2002	June 30, 2003
Current taxes	(196)	(83)	(48)
Deferred taxes	(30)	(25)	(4)
Tax on income from companies accounted for by the equity method	(8)	(3)	(3)
Total	**(234)**	**(111)**	**(55)**

Profit before tax, including net gains on management of hotel portefolio	757	320	220
Income tax	(234)	(111)	(55)
Effective rate of tax on profit, including net gains on management of hotel portefolio	**31.0%**	**34.7%**	**25.0%**

Note 12.2 - Effective tax rate

In € million	2002	June 30, 2002	June 30, 2003
Profit before tax	703	303	180
Net gains on management of hotel portfolio	54	17	40
Net gains on management of other assets	(30)	5	6
Amortization of goodwill	(109)	(50)	(49)
Pre-tax income	**618**	**275**	**177**
Amortization of goodwill	109	50	49
Elimination of intercompany profits	13	-	-
Non-deductible asset impairment charges	5	-	-
Other	11	13	68
Total permanent differences (non-deductible expenses)	**138**	**63**	**117**
Untaxed income and income taxed at reduced rate (1)	**(138)**	**(103)**	**(129)**
Income taxable at the standard rate	**618**	**235**	**165**
Standard tax rate in France	35.43%	35.43%	35.43%
Theoretical tax charge at standard French tax rate	**(219)**	**(83)**	**(58)**
Effect on theoretical tax charge of:			
. differences in foreign tax rates	8	4	5
. unutilized tax losses for the year	(42)	(15)	(38)
. utilization of tax loss carryforwards	5	4	4
. previously unrecognized deferred tax assets on temporary differences	-	-	(1)
. other	31	(16)	37
Total	**2**	**(23)**	**7**
Income tax at standard rate	**(217)**	**(106)**	**(52)**
Income tax at reduced rate	**(17)**	**(5)**	**(3)**
Income tax recorded in the consolidated income statement	**(234)**	**(111)**	**(55)**
Profit before tax, including net gains on management of hotel portfolio	757	320	220
Income tax	(234)	(111)	(55)
Effective rate of tax on profit before tax, including net gains on disposal of hotel properties	31.0%	34.7%	25.0%

(1) Mainly gains on disposals of assets (including a € 50 million disposal of Accor shares)

Note 12.3-RECOGNIZED DEFERRED TAX ASSETS AND LIABILITIES

In € million	2002	June 30, 2002	June 30, 2003
Deferred tax assets	60	69	83
Deferred tax liabilities	(264)	(275)	(296)
Net deferred taxes (1)	**(204)**	**(206)**	**(213)**

(1) Net deferred taxes break down as follows:

In € million	2002	June 30, 2002	June 30, 2003
Deferred taxes on temporary differences in tax system and corporate financial statements	(40)	(25)	(46)
Deferred taxes on differences in consolidation and corporate financial statements	(197)	(193)	(185)
Deferred taxes on taxable losses carried forwards	33	12	18
Impôts différés nets	**(204)**	**(206)**	**(213)**

Note 12.4-UNRECOGNIZED DEFERRED TAX ASSETS

Unrecognised deferred tax assets amounted to €143 million at June 30, 2003, €118 million at June 30, 2002 and €125 million at December 31, 2002.

NOTE 13. EXCEPTIONAL ITEMS (NET OF TAXES AND MINORITY INTERESTS)

In € million	2002	June 30, 2002	June 30, 2003
Exceptional items	68	70	-

In 2002, exceptional items include a €68 million gain on the sale of 44% of Accor Casinos to Colony Capital (see note 2. A.3).

NOTE 14. GOODWILL

In € million	June 30, 2002	2002	June 30, 2003
Goodwill (gross)	2,227	2,241	2,384
Total amortization and provisions	(516)	(562)	(593)
Total net goodwill	**1,711**	**1,679**	**1,791**

In € million		June 30, 2002	2002	June 30, 2003
Motel 6	(40 years)	302	285	261
Up and mid scale Hotels France	(40 years)	204	209	216
Travel Agencies	(20 years)	206	198	188
Hotels, Australia	(40 years)	177	181	182
Red Roof Inns	(40 years)	207	194	176
Economy Hotels (excluding Motel 6 and RRI)	(40 years)	118	109	106
Casinos (Accor Casinos and subsidiaries)	(20 years)	96	108	104
Hotels, Germany (Dorint)	(20 years)	-	-	91
Hotels, Asia	(20 years)	82	78	73
Hotels, Poland (Orbis)	(40 years)	17	37	34
Hotels, Hungary (Pannonia)	(40 years)	31	31	31
Société des Hôtels and Casinos de Deauville	(40 years)	28	27	27
Go Voyages	(20 years)	21	20	27
Services, Mexica (Dicasa)	(40 years)	-	-	24
Hotels, Egypt (Gezirah)	(28 years)	-	-	19
Lenôtre	(20 years)	16	15	14
French Railway Catering	(7 years)	10	9	8
Brazilian Luncheon Vouchers (Apetik)	(40 years)	6	5	5
Other (under €6 million)		190	173	205
Total net goodwill		**1,711**	**1,679**	**1,791**

The change in net goodwill breaks down as follows :

In € million	June 30, 2002	2002	June 30, 2003
Total net goodwill at beginning of period	**1,879**	**1,879**	**1,679**
Increase in gross value and impact of changes in scope of consolidation	**45**	**126**	**102**
. Hotels, Germany (Dorint)	-	-	43
.Services, Mexica (Dicasa)	-	-	26
. French Up and mid scale Hotels, France (2 hotels in Paris)	-	-	3
. Go Voyages (cf. note 2.B.3)	12	11	6
. Accor Services Roumanie	-	-	4
. Hotels, Poland (Hekon and Orbis - see. Note 2.B.1)	4	25	-
. Le Touquet Casino		14	-
. Hotels Asia	14	12	-
. French Up and mid scale Hotels, France (4* in Paris)		12	-
. Accor Services		9	-
. Hotels Israel	4	5	-
. Economy Hotels France	2	4	-
. Other	9	34	20
Disposals during the period :	**(96)**	**(28)**	**(2)**
. Accor Casinos (see note 2.A.3)	(93)	(23)	-
. Travel Agencies	-	-	(2)
. Other	(3)	(5)	-
Amortization	**(50)**	**(111)**	**(49)**
Translation adjustments	**(83)**	**(116)**	**(34)**
Line-by-line restatement and other changes	**16**	**(71)**	**95**
Total net goodwill at end of period	**1,711**	**1,679**	**1,791**

NOTE 15. INTANGIBLE FIXED ASSETS

In € million		June 30, 2002	2002	June 30, 2003
Motel 6 brand	(1)	201	191	176
Red Roof Inns brand	(1)	120	114	105
Start-up costs		15	17	16
Other networks and brands		11	12	12
Onboard train services market share		75	75	75
Other intangible fixed assets		233	259	248
Total (cost)		**655**	**668**	**632**
Amortization and provisions	(2)	(180)	(189)	(207)
Total (net)		**475**	**479**	**425**

(1) Increases in the valuation of the Motel 6 and Red Roof brands are primarily due to changes in the exchange rate of the US dollar against the euro at the balance sheet date (December 31, 2002 : 1.0487 – June 30, 2003 : 1.1427).

(2) Intangible assets that are intended to be sold are written down to market value at the balance sheet date.

NOTE 16. PROPERTY, PLANT AND EQUIPMENT

In € million	June 30, 2002	2002	June 30, 2003
Land	563	550	537
Buildings	3,292	3,157	3,089
Fittings	1,170	1,217	1,291
Equipment and furniture	1,665	1,674	1,656
Construction in progress	431	332	296
Total cost	**7,121**	**6,930**	**6,869**
Total depreciation and provisions	(2,393)	(2,409)	(2,494)
Total net value	**4,728**	**4,521**	**4,375**

Changes in net fixed assets over the three-year period can be analysed as follows:

In € million	June 30, 2002	2002	June 30, 2003
Total at January 1	**5,026**	**5,026**	**4,521**
Changes in scope of consolidation	4	4	59
Disposals	(197)	(403)	(79)
Additions	435	746	252
Depreciation	(201)	(398)	(190)
Translation adjustments	(322)	(433)	(169)
Reclassifications	(17)	(21)	(19)
Total at December 31	**4,728**	**4,521**	**4,375**

At June 30, 2003 property, plant and equipment held under finance leases totaled, a net €471 million, versus €489 million at December 31, 2002.

In € million	June 30, 2002	2002	June 30, 2003
Land and buildings	662	605	581
Fittings, equipment and furniture	6	70	65
Gross cost	**668**	**675**	**646**
Total depreciation and provisions	(196)	(186)	(175)
Net value	**472**	**489**	**471**

NOTE 17. LONG-TERM LOANS

In € million		June 30, 2002	2002	June 30, 2003
Colony Capital	(1)	80	80	86
Hotels Asia / Pacific	(2)	79	60	76
ABC Group (Demeure / Libertel hotels)	(3)	57	58	70
Hotels UK		32	41	27
Hotels Germany	(4)	-	30	30
Hotels US / Canada		31	29	28
Hotels the Netherlands		28	28	28
Front de Seine Participations (Novotel Tour Eiffel)		21	22	23
Financière Courtepaille		20	20	21
Others		58	61	53
Total		**406**	**429**	**442**

(1) In connection with the sale of 50% of Accor Casinos, Accor granted a €80 million loan to Colony Capital. Interests on this loan are capitalized and will be paid at redemption date.

(2) During the period, Accor granted €59 million in loans to TAHL.

(3) In December 1999 Accor and two American investment funds jointly acquired the hotel business of CGIS, a subsidiary of Vivendi. The acquired hotel portfolio comprises 41 Libertel hotels and 8 Sofitel Demeure hotels, representing a total of 3,240 rooms. The acquisition vehicle (ABC Hotels), 30%-owned by the Accor Group, simultaneously signed management contracts with Accor. In addition, Accor granted a €55 million loan to ABC Hotels.

(4) See description in note 2.B.3.

NOTE 18. INVESTMENTS IN COMPANIES ACCOUNTED FOR BY THE EQUITY METHOD

In € million		1st sem. 2002	2002	1st sem. 2003
Orbis (Hotels Poland) (see note 2.B.1.)	(1)	85	79	75
Société hôtelière et Casinos de Deauville	(2)	34	38	37
Hotels Morocco (RISMA)	(3)	20	21	17
Accor Asia Pacific subsidiaries		34	36	34
ABC Hotels (Hotels Demeure/ Libertel)	(4)	12	10	5
Sofitel Paris Le Faubourg		9	9	9
HC Hôtellerie Israël		-	6	6
Hotels Tunisia (STI)	(5)	6	6	3
Société Hotelière Paris Les Halles (SHPH)	(6)	6	5	4
Sofitel St James London		6	5	4
Novotel Paris Tour Eiffel	(7)	4	4	2
Dorint (Germany)	(8)	-	-	(30)
Other companies		38	29	37
Total		**254**	**249**	**203**

(1) Key figures for the Orbis Group are as follows :

Orbis (In € million)	1st sem. 2002	2002	1st sem. 2003
Revenues	81	157	63
Net income	2	13	7
Net cash / (net debt)	(18)	40	(6)
Shareholders' equity	289	292	256
Portion of capital held	27.17%	27.17%	29.34%

(2) Key figures for Société des Hôtels et Casinos de Deauville (SHCD) are as follows :

SHCD (In € million)	1st sem. 2002	2002	1st sem. 2003
Revenues	85	199	89
Net income	2	14	1
Net cash / (net debt)	(43)	(36)	(50)
Shareholders' equity	96	108	107
Portion of capital held	34.90%	34.90%	34.90%

(3) Key figures for Risma are as follows :

Risma (In € million)	1st sem. 2002	2002	1st sem. 2003
Revenues	18	40	21
Net income	(2)	(5)	(4)
Net cash / (net debt)	(30)	(37)	(40)
Shareholders' equity	41	47	37
Portion of capital held	45.29%	45.29%	45.29%

(4) ABC owns jointly the Demeure hotels (Sofitel) and Libertel with Accor, Blackstone and Colony. The key figures are as follows:

ABC (Demeure hotels and Libertel) (In € million)	1st sem. 2002	2002	1st sem. 2003
Revenues	60	122	43
Net income	(5)	(10)	(8)
Net cash / (net debt)	N/A	(368)	N/A
Shareholders' equity	39	34	16
Portion of capital held	30.00%	30.00%	30.00%

(5) Key figures for Tanit are as follows :

TANIT (In € million)	1st sem. 2002	2002	1st sem. 2003
Revenues	7	20	6
Net income	(5)	(5)	(5)
Net cash / (net debt)	(0)	(1)	(4)
Shareholders' equity	16	16	10
Portion of capital held	31.19%	31.19%	31.19%

(6) Key figures for Société Hôtelière Paris les Halles (SHPH) are as follows :

SHPH (In € million)	1st sem. 2002	2002	1st sem. 2003
Revenues	29	46	25
Net income	1	2	(2)
Net cash / (net debt)	N/A	(102)	(110)
Shareholders' equity	20	17	14
Portion of capital held	31.19%	31.19%	31.19%

(7) Key figures for Front de Seine Participations, holding Novotel Tour Eiffel, are as follows :

Novotel Tour Eiffel (in € million)	1st sem. 2002	2002	1st sem. 2003
Revenues	16	33	12
Net income	(3)	(3)	(5)
Net cash / (net debt)	(108)	(113)	(114)
Shareholders' equity	11	10	5
Portion of capital held	40.00%	40.00%	40.00%

(8) Main Dorint AG financial indicators during the consolidation period are as follows :

DORINT (In € million)	1st sem. 2002	2002	1st sem. 2003 (5 months)
Revenues	-	-	188
Net income	-	-	(14)
Net cash / (net debt)	-	-	(37)
Portion of capital held	-	-	40.19%

(see Note 2.B.3)

NOTE 19. OTHER INVESTMENTS

In € million	June 30, 2002	2002	June 30, 2003
Investments in non-consolidated companies	352	412	307
Deposits	114	112	110
Total gross value	**466**	**524**	**417**
Provisions for impairment in value	(36)	(37)	(38)
Net value	**430**	**487**	**379**

Main investments in non-consolidated companies are as follow :

In € millions		June 30, 2002	2002	June 30, 2003
Compass Group	(1)	205	204	204
Hotels Germany	(2)	22	50	-
El Gezirah Hotel (Cairo)	(3)	-	42	-
Other investments in non-consolidated companies and deposits		203	191	175
Net value		**430**	**487**	**379**

(1) In March 1999, the Group issued bonds exchangeable for Compass / Granada shares. The bond issue reflected the Group's intention to sell the Compass shares which were reclassified under "marketable securities" in 1999. The bonds were redeemed in March 2002.
After reviewing the intended holding period of the 30,706,882 Compass shares and 30,706,882 Granada shares, the Group reclassified the Compass shares under "other investments" for an amount of €204 million, corresponding to their cost at March 30, 2002. At June 30, 2003, the market value of the Compass shares was €145 million. In light of the decision to hold the shares over the long term, they were maintained in the balance sheet at fair value to the Group.

(2) See note 2.B.3. Dorint Group is consolidated for by the equity method since February 1st, 2003.

(3) Accor acquired in November 2002, 65 % of the company which currently operates the Cairo Sheraton with the intention of turning it into a Sofitel. This company is fully consolidated since January 1st, 2003.

NOTE 20. BREAKDOWN OF FIXED ASSETS BY BUSINESS

20.1. Fixed assets by business (at cost)

Fixed assets at June 30, 2003 include €3,045 million in hotel properties, compared with €3,110 million at December 31, 2002.

In € million	HOTELS Up and mid scale	 Economy	 Economy US	Services	Travel Agencies	Casinos	Restaurants	Onboard Train Services	Holding Co and Other	June 30, 2003	Dec. 31, 2002	June 30, 2002
Goodwill	666	141	578	146	287	131	56	18	361	**2,384**	**2,241**	**2,227**
Intangible assets	50	56	319	55	40	2	5	30	75	**632**	**668**	**655**
Tangible assets	2,943	1,639	1,683	87	85	101	104	83	144	**6,869**	**6,930**	**7,121**
Sub-total	**3,659**	**1,836**	**2,580**	**288**	**412**	**234**	**165**	**131**	**580**	**9,885**	**9,839**	**10,003**
Long-term loans	279	14	1	1	-	-	2	-	161	**458**	**444**	**428**
Investment in associated	143	16	-	-	3	-	1	-	40	**203**	**249**	**254**
Other financial assets	87	12	60	2	8	-	1	1	246	**417**	**524**	**466**
Total June 30, 2003	**4,168**	**1,878**	**2,641**	**291**	**423**	**234**	**169**	**132**	**1,027**	**10,963**		
Total Dec 31, 2002	**4,202**	**1,837**	**2,854**	**232**	**433**	**225**	**160**	**206**	**907**		**11,056**	
Total June 30, 2002	**4,068**	**1,919**	**2,999**	**223**	**447**	**199**	**159**	**131**	**1,006**			**11,151**

20.2. Fixed assets by region (at cost)

In € million	France	Europe (excl. France)	North America	Latin America	Other Countries	Worldwide Structures	June 30, 2003	Dec. 31, 2002	June 30, 2002
Goodwill	571	559	606	124	283	241	**2,384**	**2,241**	**2,227**
Intangible assets	56	78	345	23	4	126	**632**	**668**	**655**
Tangible assets	2,198	1,774	2,093	249	355	200	**6,869**	**6,930**	**7,121**
Sub-total	**2,825**	**2,411**	**3,044**	**396**	**642**	**567**	**9,885**	**9,839**	**10,003**
Long-term loans	98	87	28	11	78	156	**458**	**444**	**428**
Investment in associated	75	64	1	1	62	-	**203**	**249**	**254**
Other financial assets	30	28	86	2	27	244	**417**	**524**	**466**
Total June 30, 2003	**3,028**	**2,590**	**3,159**	**410**	**809**	**967**	**10,963**		
Total Dec 31, 2002	**2,760**	**2,235**	**3,294**	**335**	**860**	**1,572**		**11,056**	
Total June 30, 2002	**2,874**	**2,270**	**3,582**	**382**	**673**	**1,370**			**11,151**

NOTE 21. OTHER RECEIVABLES AND PAYABLES

In € million	June 30, 2002	2002	June 30, 2003
Gross other receivables (1)	**1,090**	**1,041**	**1,051**
Provisions	(97)	(84)	(14)
Net other receivables	**993**	**957**	**1,037**
Gross other payables (2)	**1,236**	**1,101**	**1,083**

(1) Other receivables at June 30, 2003 include:
- VAT receivables of €188 million;
- Other tax receivables of €19 million;
- Prepaid payroll taxes of €12 million;
- Prepaid expenses of €341 million;
- Deferred charges of €92 million;
- Other receivables of €316 million;
- Deferred tax assets of €83 million.

(2) Other payables at June 30, 2003 include:
- Accrued payroll costs of €350 million;
- Accrued taxes of €118 million;
- VAT payable of €74 million;
- Income tax debts of €63 million;
- Corporate income tax payable of €150 million;
- Other accrued liabilities of €292 million;
- Other payables of €36 million.

NOTE 22. FULLY DILUTED SHARE CAPITAL

As of June 30, 2003, a total of 199,258,550 common shares were issued and outstanding. The average number of common shares outstanding during the 1st half of 2003 was 197,729,819.

In addition, a total of 9,102,373 employee stock options, exercisable for shares representing 4.60% of the total capital, were outstanding as of June 30, 2003:

- 85,000 stock options exercisable from January 7th, 1999 until January 7th, 2005 at € 15.46 per share;
- 1,339,200 stock options exercisable from January 7th, 2003 until January 7th, 2006 at € 32.47 per share;
- 757,322 stock options (Stock Saving Warrants) exercisable from December 22nd, 2003 until December 22nd, 2007 at €43.40 per share;
- 580,525 stock options exercisable from January 6th, 2004 until January 6th, 2007 at € 33.95 per share;
- 690,125 stock options exercisable from March 30th, 2005 until March 30th, 2008 at € 37.00 per share;
- 1,957,000 stock options exercisable from January 4th, 2004 until January 4th, 2009 at € 40.58 per share;
- 3,438,840 stock options exercisable from January 8th, 2005 until January 8th, 2010 at € 37.77 per share;
- 104,361 stock options (Stock Saving Warrants) exercisable from July 12th, 2005 until July 2009 at €39.10 per share;
- 148,900 stock options exercisable from January 3rd, 2006 until January 3rd, 2011 at € 31.80 per share;

In 2002 Accor issued 3,415,424 convertible bonds (OCEANES), which could lead to the issuance of 10,246,272 shares (see Note 26 for more details).

On this basis, the average fully diluted number of shares (in thousands) outstanding on June 30, 2003 was 207,859.

Fully diluted earnings per share are calculated as follows :

In € million	June 30, 2002	2002	June 30, 2003
Net income, Group share (in € million)	221	430	106
Restatement convertible bonds (OCEANE) (1)	4	9	7
Restated net income before minority intersts	225	439	113
Fully diluted number of shares (in thousands)	197,365	197,573	197,730
Number of shares resulting from the exercise of stock options	1,233	375	0
Number of shares resulting from the conversion of OCEANE	3,828	7,018	10,246
Fully diluted average number of shares (in thousands)	202,426	204,966	207,859
Net diluted earnings per share (in €)	**1.11**	**2.14**	**0.54**

(1) Restatements of net income are as follows :

In € thousand	June 30, 2003
Reversal of the interest charges relative to convertible bonds (OCEANE)	2138
Reversal of redemption premiums on convertible bonds (OCEANE)	4688
Total	**6826**

NOTE 23. MINORITY INTERESTS

In € million	
December 31, 2001	**140**
Minority interests in net income for the period	22
Dividends paid to minority interests	(27)
Translation adjustments	(22)
Other movements	(22)
December 31, 2002	**91**
Minority interests in net income for the period	16
Dividends paid to minority interests	(6)
Translation adjustments	1
Other movements	4
June 30, 2003	**106**

NOTE 24. PROVISIONS FOR CONTINGENCIES AND CHARGES

In € million	
December 31, 2001	**537**
Additions	86
Reversals	(90)
Translation adjustments	(12)
Changes in scope of consoliadtion	7
December 31, 2002	**528**
Additions	65
Reversals without use	(7)
Reversals with use	(36)
Translation adjustments	(1)
Changes in scope of consoliadtion	29
June 30, 2003 (1)	**578**

(1) Provisions for contingencies and charges at break down as follows: :

In € million	December 31, 2002	Additions	Reversals with use	Reversals without use	Translation adjustments	Changes of Scope and reclassifications	June 30, 2003
- Retirement provisions	58	18	(1)	-	-	-	75
- Litigation provisions and other	166	37	(28)	(7)	(1)	-	167
- Tax provisions	19	1	(1)	-	-	4	23
- Tax and deferred tax provisions	263	-	-	-	-	33	296
- Provisions for restructuring	22	9	(6)	-	-	(8)	17
TOTAL	528	65	(36)	(7)	(1)	29	578

NOTE 25. REPACKAGED PERPETUAL SUBORDINATED FLOATING RATE NOTES (TSDI)

On December 1990, Accor issued €762 million in Repackaged Perpetual Subordinated Floating Rate Notes (Titres Subordonnés à Durée Indéterminée).

Concurrently, Accor paid a special purpose vehicle an amount of €170 million in exchange for:

- A commitment to repurchase the Repackaged Perpetual Subordinated Floating Rate Notes from the various lenders at the end of 15 years (matched by a commitment by the lenders to sell the notes).
- commitment not to claim payment of any principal or interest on the notes from Accor.

The net proceeds from the issue amounted to €592 million, which was recorded as a liability as of the issue date.

Since the notes are subordinated, Accor may temporarily suspend semi-annual payments of interest and principal in the event of exceptional financial difficulties. In this case, accrued interest would be capitalized.

The notes carry a market-based variable interest rate (PIBOR + margin) for a 15-year period The swap taken out to lock in principal repayments while leaving the after-tax interest rate variable (based on market rates) was the subject of an investment reimbursed in February 2000.

The tax effect is prorated to interest expense over the life of the issue.

The French Tax Authorities confirmed their agreement with the accounting treatment of the issue in early 1993.

NOTE 26. EXCHANGEABLE BONDS

OCEANE bonds convertible or exchangeable for new or existing Accor shares

On April 24, 2002, Accor issued 3,415,424 bonds convertible or exchangeable for new or existing shares (OCEANE) at a price of €166.89. The aggregate nominal value of the issue was €570 million and the interest rate is 1%. Interest is payable annually in arrears, on January 1.

The bonds are redeemable in three instalments as follows:

- On January 1, 2005 at a price of €58.86, representing 105.81% of one-third of the bonds' nominal value
- On January 1, 2006 at a price of €60.14, representing 108.11% of one-third of the bonds' nominal value
- On January 1, 2007 at a price of €61.47, representing 110.50% of one-third of the bonds' nominal value.

These redemption prices include one-third of the bond's nominal value plus a redemption premium representing an annual yield-to-maturity from the date of issue of 3.125%.

Bond holders may convert or exchange their bonds for shares as from May 3, 2002 as follows:

- Up to January 7, 2005, at the rate of 3 Accor shares per bond
- from January 8, 2005 to January 7, 2006, at the rate of 2 Accor shares per bond
- from January 8, 2006 to January 7, 2007, at the rate of 1 Accor share per bond.

NOTE 27. TOTAL LONG-TERM DEBT BY CURRENCY AND MATURITY

Note 27. A Gross long-term debt

At June 30, 2003, gross debt after hedging transaction, breaks down as follows :

In € million	June 30, 2002	Actual interest rate 1st sem. 2002 %	2002	Actual interest rate 2002 %	June 30, 2003	Actual interest rate 1st sem. 2003 %
EURO	1,896	3.52	1,664	3.06	2,254	2.83
US Dollar	1,509	3.74	1,382	3.89	1,137	3.64
Australian Dollar	164	5.02	137	5.58	135	5.21
Other currencies (*)	130	3.10	109	-	127	-
Gross debt	**3,699**	**3.85**	**3,292**	**3.80**	**3,653**	**3.25**
Capital leases	205	-	185	-	162	-
Short-term debt and overdrafts	154	-	226	-	252	-
Total debt	**4,058**	-	**3,703**	-	**4,067**	-

*€36 million in BRL, €14 million in GBP, €30 million in JPY and €13 million in CAD at June 30, 2003.

Long-term debt	3,617	-	3,372	-	3,628	-
Short-term debt and overdrafts	441	-	331	-	439	-
Total debt	**4,058**	-	**3,703**	-	**4,067**	-

Note 27.B Maturity of the gross debt:

Gross long-term debt breaks down as follows:

In € million	June 30, 2002	2002	June 30, 2003
Year Y + 1	441	331	439
Year Y + 2	172	141	344
Year Y + 3	338	828	1,194
Year Y + 4	1,534	1,870	1,783
Year Y + 5	1,408	380	194
Year Y + 6	55	31	23
Beyond	110	122	90
Total long-term debt	**4,058**	**3,703**	**4,067**

At June 30, 2003, Accor had several unused confirmed lines of credit with maturities of more than one year, for a total of €1 655 million, expiring between September 2004 and February 2008. As a result, €950 million short-term financing, including commercial paper, that the Group intends to roll over has been reclassified as long-term debt. After reclassifications, the long term unutilised confirmed lines total €705 million.

Note 27.C Gross debt before and after hedging transactions

Gross debt before hedging transactions breaks down as follows:

In € million	Fixed-Rate Debt			Variable-Rate Debt			Total debt		
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate	% of total
EUR	2,198	4.13%	63%	1,305	2.70%	37%	3,503	3.60%	95%
USD	0	5.44%	0%	95	1.46%	100%	95	1.48%	3%
AUD	3	8.05%	30%	8	5.81%	70%	11	6.47%	0%
Other currencies	9	7.19%	16%	47	9.49%	84%	56	9.15%	2%
Total gross debt	2,210	4.15%	60%	1,455	2.86%	40%	3,665	3.64%	100%

For hedging and cash management purposes, Accor has purchased € 1,223 million worth of currency swaps. In addition, € 2,213 million worth of rate hedges have been carried out.

The following table shows gross debt after these rate and currency swaps:

In € million	Fixed-Rate Debt			Variable-Rate Debt			Total debt		
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate	% of total
EUR	901	2.54%	40%	1,353	3.03%	60%	2,254	2.83%	62%
USD	394	6.68%	35%	743	2.02%	65%	1,137	3.64%	31%
AUD	3	8.05%	2%	132	5.14%	98%	135	5.21%	4%
Other currencies	9	7.19%	7%	118	4.91%	93%	127	5.06%	3%
Total gross debt	1,307	3.83%	36%	2,346	2.92%	64%	(*) 3,653	3.25%	100%

(*) The difference between gross debt before and after the swaps is mainly due to the exchange rate spread on the currency swaps.

Note 27.D Fixed / variable breakdowns of the debt (after hedging)

(excluding obligations under finance leases and other short term debt)

In € million	Fixed-Rate Debt (1)			Variable-Rate Debt			Total Debt	
	Amount	Rate	Fixed Debt	Amount	Rate	Variable Debt	Amount	Rate
June 2002	1,788	4.16%	48%	1,911	3.56%	52%	3,699	3.85%
December 2002	1,327	3.88%	40%	1,965	3.74%	60%	3,292	3.80%
June 2003	1,307	3.83%	36%	2,346	2.92%	64%	3,653	3.25%

(1) Fixed-rate debt is debt for which the underlying interest rate was originally fixed for more than one year, as well as variable-rate debt that has been hedged at a fixed rate more than one year.

As of June 30, 2003, fixed-rate debt was denominated primarily in euros (69%) and US dollars (30%), while variable rate debt was denominated primarily in euros (58%), US dollars (32%) and Australian dollars (6%).

None of this debt carries acceleration clauses triggered by a charge in the company's credit rating. In addition Accor has not negotiated any financing contracts with cross default covenants. Debt with maturities of three years or more may carry cross acceleration clauses, but such clauses may be invoked only in the cross acceleration concerns debt of the same type and of a significant amount.

NOTE 28. NET INDEBTEDNESS

In € million		June 30, 2002	2002	June 30, 2003
Repackaged perpetual subordinated notes		183	151	116
Convertible and exchangeable bonds		570	570	570
Other long-term debt		2,686	2,493	2,799
Obligations under finance leases		178	158	143
Short-term debt		369	234	337
Overdrafts		72	97	102
Debt		**4,058**	**3,703**	**4,067**
Short-term loans		(125)	(160)	(175)
Marketable securities	(2)	(473)	(541)	(469)
Cash and cash equivalents		(228)	(179)	(274)
Short-term receivables on asset disposals		(138)	(20)	(106)
Net debt		**3,094**	**2,802**	**3,043**

Net debt at January 1	**2,849**	**2,849**	**2,802**
Change in long-term debt	122	166	386
Net change in short-term debt and cash and cash equivalents	104	(59)	70
Changes in scope of consolidation and translation adjustments (1)	55	(235)	(129)
Change in receivables on asset disposals	(36)	81	(86)
Net change for the year	**245**	**(47)**	**241**
Net debt at December 31	**3,094**	**2,802**	**3,043**

(1) Long-term debt.

(2) Marketable securities include 146,965 Accor shares valued at an historical cost of €20 per share. The market value of these shares was €31.5 at June 30, 2003. This item also includes 30,706,882 Granada shares valued at GBP 0.91, for a total of €40 million at June 30, 2003.

NOTE 29. BREAKDOWN OF FUNDS FROM OPERATIONS

In € million	June 30, 2002	2002	June 30, 2003
Consolidated net income, Group share	221	430	106
Minority interests	13	22	16
Depreciation, amortization and provisions	293	564	274
Net income from companies accounted for by the equity method, net of dividends received	2	(2)	14
Deferred taxes	48	53	5
Change in provisions included in interest expense and provisions for impairment in value	(10)	28	27
CASH FLOW	**567**	**1,095**	**442**
Net gains on disposals of assets	(130)	(173)	(97)
Non-operating (gains)/losses	28	39	34
FUNDS FROM OPERATIONS	**465**	**961**	**379**

NOTE 30. INVESTMENTS IN EXISTING ASSETS

These investments include renovations and all expenses that maintain the useful life of existing assets. They exclude investments for development, fixed assets of newly consolidated subsidiaries, as well as the creation or construction of new assets.

Investments in existing assets break down by business as follows:

In € million	June 30, 2002	2002	June 30, 2003
HOTELS			
- Up and middle scale	52	114	44
- Economy Hotels	37	60	27
- Economy Hotels United States	33	68	34
SERVICES	**10**	**22**	**9**
Other Businesses			
Travel Agencies	5	10	5
Casinos	6	8	5
Restaurants	3	5	7
Onboard Train Services	2	8	4
Holding and others	11	21	4
INVESTMENTS IN EXISTING ASSETS	**159**	**316**	**139**

NOTE 31. INVESTMENTS FOR DEVELOPMENT

Development investments include fixed assets of newly consolidated subsidiaries and the creation or construction of new assets.

Development investments break down by region and business as follows:

In € million	France	Europe (excluding France)	North America	Latin America & Caribbean	Other Countries	Worldwide Structures*	June 30, 2003	June 30, 2002	Dec. 31, 2002
HOTELS	30	121	6	6	25	2	190	359	693
- Up and middle scale	20	76	1	6	24	1	128	252	516
- Economy Hotels	10	45	-	-	1	1	57	89	145
- Economy Hotels United States	-	-	5	-	-	-	5	18	32
SERVICES	4	6	-	32	2	4	48	4	18
Other Businesses									
Travel Agencies	-	3	-	-	-	-	3	1	1
Casinos	2	5	-	-	-	-	7	14	41
Restaurants	3	2	-	1	-	-	6	3	5
Onboard Train Services	-	-	-	-	-	-	-	-	-
Holding company and others	8	1	-	-	1	15	25	26	44
Total 30 juin 2003	47	138	6	39	28	21	279		
Total 30 juin 2002	90	141	102	37	31	6		407	
Total 31 décembre 2002	146	364	109	62	100	21			802

(*) Development investments that are not committed in a single region are included under Worldwide Structures.

NOTE 32. PAYROLL COSTS

Total payroll costs amounted to €1,265 million on June 30, 2003 compared with €1,315 million on June 30, 2002.

NOTE 33. DIRECTOR'S FEES

Fees paid by various Group companies to members of the Supervisory Board amounted to € 0.540 million of which, € 0.276 million were paid by Accor S.A.

NOTE 34. CLAIMS AND LITIGATION

Further to the agreement signed in 2002, concerning litigations between Accor subsidiaries and shareholders of companies managing Formule 1 and Etap Hotel in France, a limited number of new claims have been filed against Group companies during the first semester of 2003. They do not tend to question the reorganisation being conducted on the Formule 1 and Etap Hôtel networks, and which allowed the shareholders of the managing companies to choose between management or employment contracts..

As part of its ongoing business activities, the Group is subject to various disputes and lawsuits, which it does not believe will result in significant cost nor have a material impact on its financial position, operations or earnings.

NOTE 35. OFF-BALANCE SHEET COMMITMENTS AND CONTINGENCIES AS OF JUNE 30, 2003

In € million		< 1year	to 5 years	> 5 years	Total June 30, 2003	Total Dec 31, 2002
Loans, credit lines and bank overdrafts	(1)	**40**	**-**	**16**	**56**	**42**
. Hotels Australia	(2)	-	46	-	46	46
. Hotels Italy (25%)	(3)	32	-	-	32	39
. *40% call option on Go Voyages*	(4)	-	22	-	22	29
. Novotel Tour Eiffel	(5)	-	9	-	9	9
. Hotels Switzerland		-	6	-	6	6
. Other irrevocable purchase commitments		5	-	-	5	5
Irrevocable purchase commitments		**37**	**83**	**-**	**120**	**134**
Other financial and commercial commitments	(6)	**-**	**38**	**48**	**86**	**100**
Total June 30, 2003		77	121	64	262	
Total December 31, 2002		91	136	49		276

(1) The €56 million remaining in guarantees given under financing transactions mainly concern a €25 million commitment given to the banks financing the Dorint AG acquisition (see note 2.B.3)

(2) As part of a 10-year management contract for the Mercure Sydney Railway Square hotel, opened during the fourth quarter of 1998, Accor has granted the owner of the property a €46 million put option on the property, exercisable after January 1, 2004. Construction costs borne by the owner totalled approximately €63 million.

(3) Accor and IFIL have amended their agreement of December 5, 1991 regarding their joint subsidiary Sifalberghi and Accor's commitment to purchase from IFIL 25% of Sifalberghi.
IFIL now benefits from the following commitments :

- IFIL may exercise its put option between July 1, 1999 and December 31, 2005. The option exercise price will be determined using a formula that takes into account the net book value of Sifalberghi, unrealized capital gains on the real estate portfolio, and goodwill;
- This commitment was valued at €32 million at June 30, 2003 and €39 million at December 31, 2002.

In August 2003, IFIL sold its 25% share in Sifalberghi to Accor for € 32 million.

(4) If the option were to be exercised, the fixed part would amount to €7 million. The variable part was estimated at €22 million at June 30, 2003.

(5) Under the agreements signed between Colony and Accor at the time of acquisition of Novotel Paris Tour Eiffel, Colony was given a put option on 60% of outstanding Front de Seine Participations shares, exercisable between the fifth and the seventh years. The price will be based on 10 times EBITDA less debt.

(6) Other commitments amount to €97 million including €86 million in commercial and financial commitments.

NOTE 36. POST CLOSING EVENTS

Disposal of assets in Poland

In June 2003, Accor signed an agreement covering the disposal of 11 hotels in Poland. For the record, Accor holds 29.34% of Orbis capital.
This operation, amounting to € 92 million, voted unanimously by the board meeting of Orbis, will be achieved during the fourth quarter of 2003, after the agreement is granted by the Polish competition authorities.

NOTE 37. MAIN SUBSIDIARIES AND AFFILIATES AT JUIN 30, 2003

FRANCE

1	Sté Hôtel Bordeaux Aquitaine	100.00%	6	SFPTH SA	99.48%
1	SIHN	100.00%	6	DEVIMCO	99.97%
1	PIH	100.00%	6	Accor Réservation Service	100.00%
1	MIH	100.00%	6	S.H.C.D. (*)	34.90%
1	S.E.H.S.	97.70%	6	Académie Accor	100.00%
1	Sté Hôtellière Nice Centre(*)	45.00%	1-6	Frantour SA	100.00%
1	S.P.F.H.	100.00%	2	Go Voyages	70.00%
4	FINANC. COURT (*)	20.00%	6	RESTAUPRO	99.96%
4	LENOTRE	98.75%	6	French Line Diffusion (*)	43.87%
6	Accor CASINO SA (**)	50.00%	3	Accor Services France	100.00%

EUROPE

GERMANY		
1	Accor Hôtellerie DTC	100.00%
3	Accor Services Deutschland	100.00%
1	Accor Hôt Mercure Management	50.97%
1	Dorint (*) (***)	40.19%
AUSTRIA		
1	Accor GmbH	100.00%
3	Accor Services Austria	99.17%
BELGIUM		
1	Accor Hôtels Belgium	98.90%
1	Accoordination	99.33%
3	Accor T.R.B.	100.00%
6	CIWLT	99.48%
2	WL Tourisme (**)	49.74%
DENMARK		
1	Accor Hotels Denmark	100.00%
2	World Tourist (**)	49.74%
SPAIN		
1	Accor Hoteles Espagne	100.00%
GREECE		
1	SH Athènes Centre (*)	41.82%
HUNGARY		
1	Pannonia	74.20%
ITALY		
4-3	Gemeaz	94.64%
1	Sifalberghi	72.62%
6	Scapa Italia	97.00%
5	Treno	99.48%
1	Famosa Immobiliaria	72.62%
1	SGAI	99.48%
NETHERLAND		
1	Novotel Nederland	100.00%
1	Nhere BV	100.00%
1	MMH Mercure	100.00%
1	Postiljon	100.00%
PORTUGAL		
3	ESA	97.50%
1	Portis Goldtur (**)	50.00%
POLAND		
1	Orbis (*)	29.34%
UNITED KINGDOM		
1	Accor UK Up and mid scale	100.00%
2	WLT Travel UK (**)	49.74%
3	Luncheon vouchers	100.00%
SWEDEN		
3	Rikskuponger	99.90%
SWIZERLAND		
1	Accor Suisse	100.00%

LATIN AMERICA

ARGENTINA

3	Servicios Ticket	90.00%
1	NSB	100.00%

BRAZIL

1	H.A.B SA	71.31%
4-3	T.S. do Brasil	49.99%
6	DALKIA	49.99%

MEXICO

2	WLT Mexicana	99.48%
3	Accor Servicios Empresariales	98.00%

CHILE

3	Accor Services Chili	74.35%

ASIA-PACIFIC

1	AAPC : Accor Asia Pacific Corp.	100.00%
2	HQ Asia (**)	49.74%
3	AS Australia	100.00%

OTHER COUNTRIES

1	Saudi Hotels Management	60.00%

NORTH AMERICA

CANADA

1	Novotel Canada	100.00%
2	Carlson Canada (**)	49.74%

UNITED STATES

1	Novotel USA	100.00%
1	IBL Ltd	99.99%
1	Red Roof Inns	99.99%
1	Accor Lodging North Am.	100.00%
2	Carlson USA (**)	49.74%

AFRICA

IVORY COAST

1	Société Abidjanaise	74.92%

MOROCCO

1	Risma (*)	45.29%

SENEGAL

1	SPHU (Hôtel Union)	96.72%

(*) Company accounted for by the equity method
(**) Company consolidated using the proportional method
(***) Company consolidated for the first time in 2003

NB 1 : Percentage indicates Group interest.
NB 2 : A comprehensive list of consolidated subsidiaries and equity holdings is available to Company Shareholders upon request.

1 Hotels	**3 Services**	**5 Onboard Train Services**
2 Travel agencies	**4 Public restaurants and institutional catering**	**6 Other services**